WHERE SOME SEE COMPLEX EQUATIONS
WE SEE UNLIMITED POSSIBILITIES.
WHERE OTHERS SEE ONLY OBSTACLES,
WE SEE OPPORTUNITIES.

BECAUSE WE SEE EVERYTHING -
OUR COMPANY, OUR PARTNERS,
OUR PEOPLE, OUR PRODUCTS,
OUR PRESENT AND OUR FUTURE -
NOT JUST THROUGH MANY EYES
BUT FROM MANY POINTS OF VIEW.



RECD S.E.C.
MAR 2 6 2002
071




02029659

BECAUSE MANY QUESTIONS LEAD TO MANY ANSWERS.

ARS
P.E. 12/31/01

AND EVERYTHING
IS MORE THAN IT APPEARS TO BE.

QLT INC

ABOUT THE COMPANY **QLT** Inc. is a world leader in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has led to the development and commercialization of breakthrough treatments in oncology and ophthalmology. The Company is now investigating other early and late stage innovative compounds beyond photodynamic therapy and is exploring their potential for the treatment of cancer, eye diseases and immune disorders.

Based in Vancouver, B.C., QLT employs 380 individuals in state-of-the-art laboratory and administration facilities opened in 2000.

To date, the Company has commercialized two drugs: Photofrin®, for the treatment of cancer (sold to Axcan Pharma Inc. in 2000) and Visudyne® for the treatment of age-related blindness. Sales of Visudyne were over $345 million in 2001.

Certain statements in this Annual Report constitute "forward-looking statements" of QLT within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements include, but are not limited to, those with respect to: anticipated levels of sales of Visudyne®, including patient and physician demand for Visudyne therapy; anticipated future operating results; anticipated timing for and receipt of reimbursement approvals for Visudyne therapy, including reimbursement in the United States for occult age-related macular degeneration; the ability and efforts of QLT's strategic partner, Novartis Ophthalmics AG, to commercialize and market Visudyne; anticipated outcome of pending patent and securities litigation against QLT; QLT's ability to maintain and expand its intellectual property position; the timing and success of planned or existing clinical trials for Visudyne and for QLT's other products, including tariquidar; the timing of regulatory submissions for expanded uses for Visudyne and for QLT's other products, including tariquidar; the anticipated timing and receipt of regulatory approvals for expanded uses for Visudyne and for QLT's other products, including tariquidar; and the successful development or acquisition of complementary products or product candidates, technologies or businesses. These statements are predictions only and actual events or our actual results may differ materially. Factors that could cause such actual events or our actual results to differ materially from any future results expressed or implied by such forward-looking statements include, but are not limited to, the risks, uncertainties and other factors discussed herein and in the Company's Annual Information Form on Form 10K and other filings with the U.S. Securities and Exchange Commission.

breakthrough product

worldwide acceptance


NDC 58768-150-15
Visudyne
verteporfin
for injection

ne es

medical miracle


technician
cyclist


patient
golfer
photographer
father


cricket player
asian gourmet
world traveller


research director
protocol developer
skier
musician

# MORE OPPORTUNITIES:

### APPROVED INDICATIONS FOR VISUDYNE EXPAND.

Visudyne® has already been approved in over 55 countries for its original indication, the treatment of predominately classic, age-related macular degeneration (AMD). And the ocular and dermatological markets for Visudyne have much more potential.

In 2001, Visudyne was approved in over 35 countries for the treatment of other ocular conditions, including pathological myopia and presumed ocular histoplasmosis. The Company has now filed regulatory applications in Canada and the European Union to add the occult form of AMD to the list of approved Visudyne indications.

### MARKETING STRATEGIES DRIVE GROWTH.

In the ocular field, Visudyne is a new product in a new market for which there is no other approved medical therapy and no apparent near-term pharmaceutical competition. After a successful launch and a full calendar year of sales, QLT and its alliance partner, Novartis Ophthalmics AG (Novartis), the eye health unit of Novartis AG, have an excellent understanding of the dynamics of the ocular market, including current usage and physician attitudes towards Visudyne.

In 2002, marketing efforts will be aimed at further increasing sales and reinforcing market uptake of Visudyne. Through its alliance with Novartis, QLT will work to increase awareness of AMD and the importance of early diagnosis

### NEW POSSIBILITIES FOR VISUDYNE.

QLT is also working to expand the market for Visudyne by exploring new disease indications and by improving current treatment options. The Company has studies underway to assess the potential of Visudyne in the treatment of minimally classic AMD, as well as diabetic macular edema, another ocular disease.

In addition, a study is being conducted with a more frequent treatment regimen of Visudyne to determine whether this will lead to further improvements in stabilizing vision.

VISUDYNE IS THE LARGEST-SELLING OPHTHALMOLOGY PRODUCT EVER LAUNCHED AND ONE OF THE FASTEST GROWING BIOPHARMACEUTICAL PRODUCTS IN HISTORY. AND WE'RE CONTINUING TO BUILD ON THE TREMENDOUS MOMENTUM OF THAT BREAKTHROUGH PRODUCT, EXPLORING NEW WAYS TO MAXIMIZE OUR EXISTING TECHNOLOGIES AND LEVERAGE THE KNOWLEDGE BASE WITHIN OUR COMPANY.



**Visudyne is now approved in over 55 countries.**


$346
$148
2000
2001

**Sales of Visudyne grew by 135% in 2001.** (in millions)

and rapid treatment among referral physicians such as optometrists and general ophthalmologists. Retinal specialists will be made aware of the appropriate follow-up and retreatment rates for Visudyne. Additional emphasis will be placed on consumer advertising to heighten awareness of AMD and encourage patients at risk for the disease to seek annual eye examinations. The goal is to encourage early diagnosis so that more patients will realize the benefits of Visudyne before their eyesight becomes severely limited.

In 2001, QLT expanded its alliance with Novartis to co-develop verteporfin (the generic name for Visudyne) with photodynamic therapy to treat multiple basal cell carcinoma and other dermatological conditions. Promising Phase II clinical results saw patients treated with verteporfin achieve high response rates and an excellent cosmetic outcome. Phase III clinical trials to assess the efficacy of verteporfin in treating multiple basal cell carcinoma will continue with results expected in 2004.


senior manager
scientist
pre-clinical researcher
hiker



research notebook

history

potential


beaker
mixer
250 ml
±5%
vessel
250 ml
PYREX®
200
discovery tool


senior
- Forecast update - MR 02
- Re-plan Production - MR 02
- Adjust Inventory Safety Stock
- Communic
to Mana
Commi
AL
runner


partner
relationship builder
art lover
soccer player

NEW FOCUS FOR QLT EXPERTISE.

Multi-drug resistance to chemotherapy drugs by cancer cells is believed to be one of the major barriers to successful cancer treatment.

Tariquidar targets the most common form of this drug resistance through the inhibition of P-glycoprotein, a membrane based "pump" that acts to expel the chemotherapy drug from the tumor cell, thereby reducing the drug's efficacy.

## MORE DEALS:

INHIBITING MULTI-DRUG RESISTANCE.

BEFORE: **The P-glycoprotein pump expels the chemotherapy drug, reducing its efficacy.**


chemotherapy drug enters cell
cancer cell
active P-glycoprotein pump
chemotherapy drug excreted by pump

CLINICAL STUDIES TARGET LARGE MARKETS.

Prior to QLT taking on the development of tariquidar, Xenova had completed a series of three separate Phase IIa trials in which tariquidar was administered together with three of the world's most commonly used chemotherapy agents: paclitaxel, doxorubicin and vinorelbine. Each of these drugs is known to be affected by the cancer cell resistance mechanism.

Based on the results of those studies, QLT will initiate two Phase III non-small cell lung cancer trials in 2002. In order to mitigate the risk and expense of these Phase III trials, an interim analysis will be conducted in 2003.

Used in conjunction with chemotherapy drugs, tariquidar is intended to enhance the therapeutic effect of those drugs and result in improved rates of survival for patients.

Under the development and license agreement between QLT and Xenova Limited, QLT assumed responsibility for the continued development of tariquidar for the treatment of cancer in North America and Europe. QLT will also have the exclusive marketing rights for North America.

IN AUGUST 2001, QLT ENHANCED ITS LATE STAGE PIPELINE AND EXPANDED BEYOND PHOTODYNAMIC THERAPY INTO A NEW FIELD WITH THE ACQUISITION OF TARIQUIDAR FROM XENOVA LIMITED. TARIQUIDAR GIVES QLT THE POTENTIAL TO BE FIRST TO MARKET AND BEST IN CLASS OF P-GLYCOPROTEIN INHIBITORS FOR THE TREATMENT OF MULTI-DRUG RESISTANCE IN CANCER PATIENTS UNDERGOING CHEMOTHERAPY.


chemotherapy drug enters cell
cancer cell
chemotherapy drug retained in cell
inhibitor drug blocks pump

AFTER: **Tariquidar is believed to target resistance to a number of the common chemotherapy drugs by inhibiting the pumping action of P-glycoprotein.**

The potential for this drug, if it is found to be effective, is substantial. An estimated 169,000 people will be diagnosed with lung or broncus cancer in the U.S. in 2002, accounting for 13% of cancer diagnoses.

In addition, a Phase II trial to evaluate tariquidar for the treatment of refractory breast cancer is now underway and is expected to yield results in mid 2003.


lawyer

team p ay

patent agent

golfer


analyst

test tube



thought provoker


precision instrument
dream creator
window to the future


patient
walker
cook


senior director
rese
teacher
skier

**NEW PHOTOSENSITIZER OFFERS POTENTIAL.**

QLT has developed QLT0074, its third photosensitizer, and is exploring its use in the treatment of benign prostatic hyperplasia (a form of prostate disease) and androgenetic alopecia (male pattern baldness). Phase I/II proof of concept studies for both are scheduled to begin in 2002.

Benign prostatic hyperplasia is a common condition of aging males, with a worldwide prevalence of approximately 50 million – almost 12 million in the U.S. Over 50% of men aged 60 or over and 90% of men over 85 will develop the disease. If it is found to be safe and effective, QLT0074 could offer a treatment

**DEVELOPMENT PIPELINE.**

| INDICATIONS / PRODUCT | PRECLINICAL | PHASE I / II | PHASE III | SUBMISSION | MARKET |
|---|---|---|---|---|---|
| **Ophthalmology / Visudyne** | | | | | |
| Predominately classic AMD | ▬ | ▬ | ▬ | ▬ | ▬ |
| CNV due to pathologic myopia | ▬ | ▬ | ▬ | ▬ | ▬ |
| CNV due to ocular histoplasmosis | ▬ | ▬ | ▬ | ▬ | ▬ |
| Occult without classic AMD | ▬ | ▬ | ▬ | ▬ | |
| Early retreatment | ▬ | ▬ | ▬ | | |
| Delayed light | ▬ | ▬ | | | |
| Minimally classic AMD | ▬ | ▬ | | | |
| Diabetic macular edema | ▬ | ▬ | | | |
| Voltaren in combination with Visudyne | ▬ | ▬ | | | |

## MORE PRODUCTS:

**AGREEMENT PRESENTS OPPORTUNITIES.**

In June 2001, the Company entered into a long-term research, development and license agreement with Kinetek Pharmaceuticals, Inc. The collaboration is to develop compounds known as signal transduction inhibitors for the treatment of eye, immune and kidney diseases. Kinetek has established a leadership position in this emerging field.

The agreement with Kinetek presents QLT with additional opportunity beyond photodynamic therapy. Early research has shown integrin linked kinase (ILK), one of the potential signal transduction targets, may play a role in kidney disease, alternative that may be minimally invasive and less damaging to surrounding healthy tissues than current treatments.

Androgenetic alopecia accounts for 90% of all hair loss and affects over 60 million people in the U.S., 65% of which are men. Current treatments include surgery, hair transplants and drug therapies, all of which are less than ideal alternatives as they can be costly, invasive and minimally effective. Less than 1% of the market in the U.S. is using currently available drug treatments, a significant opportunity for QLT0074 if it is found to be effective, safe, less invasive and affordable relative to other treatments.

| INDICATIONS / PRODUCT | PRECLINICAL | PHASE I / II | PHASE III | SUBMISSION | MARKET |
|---|---|---|---|---|---|
| **Oncology / verteporfin** | | | | | |
| Multiple basal cell carcinoma | | | | | |
| **Oncology / tariquidar** | | | | | |
| Non-small cell lung cancer | | | | | |
| Refractory breast cancer | | | | | |
| **Immune Disorders / QLT0074** | | | | | |
| Benign prostatic hyperplasia | | | | | |
| Androgenetic alopecia | | | | | |
| **Signal Transduction** | | | | | |

ORIGINATING FROM BOTH IN-HOUSE DEVELOPMENT AND IN-LICENSING OF EARLY STAGE COMPOUNDS, QLT HAS A NUMBER OF EARLY STAGE PRODUCTS IN ITS PIPELINE THAT WILL SUPPLEMENT THE OPPORTUNITIES PRESENTED BY TARIQUIDAR AND VISUDYNE. THESE TYPES OF INITIATIVES WILL HELP ENSURE THAT THE FLOW OF MARKETABLE PRODUCTS FROM QLT WILL CONTINUE TO GROW.

psoriasis and age-related macular degeneration. These are commercially attractive markets that fall within QLT's areas of interest and contribute to the Company's goal to build its early stage pipeline beyond photodynamic therapy. Two other targets may also be pursued under the Kinetek agreement, which gives QLT diversified access to the potential of the signal transduction field and to Kinetek's strong drug discovery and medicinal chemistry capabilities. The agreement provides for QLT to develop up to five compounds discovered during the collaborative research program.


parent
snowboarder



technician
mother

scientist

immunologist

dog enthusiast





mountain biker


chef
poet
grandfather

BUILDING A FULLY INTEGRATED COMPANY.

To become fully integrated, the Company will continue to develop commercial operations, specifically with the addition of a marketing and sales force. Tariquidar represents one product upon which the Company intends to build its specialized marketing and sales team. The Company is also searching for other opportunities to acquire or in-license early and late stage products that QLT can develop, commercialize and fully market.

A PLANNED APPROACH TO GROWTH.


GROWTH STRATEGY
1. Maximize the Visudyne opportunity
2. Build the pipeline of potential products
3. Achieve continuous growth

A STRONG COMPANY POISED TO DELIVER MORE.

There is certainly more to QLT than meets the eye.

QLT is working toward success beyond photodynamic therapy and the Company has all the right pieces in place to achieve that success. In addition to Visudyne, all compounds have strong, broad intellectual property, or patent, coverage that will allow the Company to realize the commercial potential of those compounds for many years.

MORE VISION:

In considering potential partners, QLT is looking for strong prospects that are innovative products and address large, unmet medical needs; that provide marketing rights in key markets, good patent protection and viable manufacturing; and that will allow the Company to continue to build upon its financial strength. With the Company's large cash reserves and lack of debt, QLT is confident high potential acquisition or in-licensing candidates, such as tariquidar, can be obtained.



occult without classic: 200,000 cases
minimally classic: 175,000 cases
predominantly classic: 125,000 cases


WORLDWIDE THERE ARE 500,000 NEW CASES OF WET AMD EACH YEAR.

**Current clinical trials are investigating the potential for Visudyne treatment in patients with the occult and minimally classic forms of AMD, which represent about 75% of the overall wet AMD market.**

☐ approved indication for Visudyne

The Company also has a full complement of pre-clinical, regulatory, CMC (chemistry, manufacturing and controls) and optical device development as well as GMP (good manufacturing processes) compliance and GMP manufacture management.

The Company is building an amazing future on the phenomenal accomplishments of the past. QLT is poised to become even greater, even larger, even more proud of what its products bring to life.

QLT'S VISION IS TO BECOME A FULLY INTEGRATED, GLOBAL BIOPHARMACEUTICAL COMPANY. THE COMPANY'S STRATEGY IS STRAIGHTFORWARD: MAXIMIZE THE POTENTIAL OF VISUDYNE; BUILD A STRONGER PIPELINE THROUGH EARLY-STAGE DEVELOPMENT, CLINICAL TRIALS, IN-LICENSING AND OTHER EXPANSION OPPORTUNITIES; AND MANAGE THE BUSINESS FOR CONTINUOUS GROWTH.

TO OUR SHAREHOLDERS:

MORE.

A SINGLE WORD THAT DESCRIBES OUR COMMITMENT TO YOU AND AN INDICATION OF THINGS TO COME.

**In 2001, QLT delivered more.**

MORE REVENUE: **Sales of Visudyne were up 135% over 2000, a tribute to our alliance with Novartis Ophthalmics AG.**

MORE APPROVALS: **We secured additional approvals for the use of Visudyne to treat the predominantly classic form of age-related macular degeneration (AMD) and it is now approved in over 55 countries. Visudyne was also approved in over 35 countries for the treatment of presumed ocular histoplasmosis and pathologic myopia.**

MORE PRODUCTS: **We added products to the pipeline with early-stage compounds for renal, ocular and inflammatory conditions. We also licensed an exciting late-stage oncology compound for the treatment and prevention of multiple drug resistance in cancer patients on chemotherapy regimens.**

MORE MANAGEMENT EXPERTISE: **Additional breadth and experience was brought to the management team and we are committing to you that there is really much more to come.**

**As shareholders, you know that there are many opportunities to invest in the biotechnology industry. We would like to convince you that there are few investments that rival the opportunity at QLT.**

HERE IS A CHALLENGE: **Take a long hard look at QLT, its performance to date and its prospects going forward. You will see more everywhere you look: talented employees, committed partners, solid management, strong financials and much potential.**

**This company has many of the characteristics seen in the early days of those organizations that are now widely recognized as the real biotechnology success stories. Like QLT, many of them began with a single breakthrough product. Their strategy was to maximize the product through optimizing and expanding the market. Then, using the experience, knowledge base and resources gained through that process, they worked to build the pipeline, become diversified and develop the commercial operations that would lead to their ultimate achievement of becoming fully-integrated, international biopharmaceutical companies.**

**We intend to take QLT down that same path and we have begun with the additions to our pipeline alongside the new clinical trials for Visudyne.**

**We are already ranked as one of the few successful and profitable biopharmaceutical companies with proven drug development capabilities. Together with Novartis, we have launched the most successful ophthalmology product ever. We are now building on this success and beginning to expand QLT's business both within and beyond photodynamic therapy.**

**We think 2002 will be a remarkable year for QLT.**

**There is tremendous opportunity for Visudyne – with our strong alliance with Novartis, our combined capabilities and no near-term pharmaceutical competition in sight, we are highly optimistic about our ability to realize Visudyne's potential. Key marketing initiatives are planned to increase awareness of the need for early diagnosis of AMD and to ensure appropriate retreatment rates are being followed for Visudyne patients. There will be research to expand the conditions for which Visudyne is approved with studies in minimally classic and occult AMD patient populations.**

**Step-by-step, we will further increase shareholder value by moving towards our goal of becoming a fully-integrated, global biopharmaceutical company. We're confident that we have the resources and expertise to do it. We have a clean balance sheet with a strong and growing cash position. We have the full range of in-house competencies from research and development to clinical**

**investigation and from regulatory to manufacturing. We have demonstrated our competencies with an excellent success rate in new drug approval applications, having now realized five approvals.**

**Tariquidar, which will be in clinical studies both for refractory breast cancer and non-small cell lung cancer this year, has the potential to be first entry into the market and the best in its class of third-generation P-glycoprotein inhibitors. This treatment for cancer patients undergoing chemotherapy could address the very serious problem of multi-drug resistance and could be one of the products upon which we build our sales force.**

**We have a third photodynamic therapy candidate in the pipeline, QLT0074, entering Phase II clinical trials this year, and an earlier stage pipeline addressing signal transduction targets important in inflammatory and other diseases. Together with tariquidar, these initiatives represent developments in our efforts to expand beyond photodynamic therapy.**

**Needless to say, we are excited about our opportunities at QLT. More is what we will make happen.**





**Paul J. Hastings**
President and Chief Executive Officer
March 2002


founder
leade
role model
friend

JULIA LEVY, FORMER PRESIDENT AND CEO, QLT INC.

TRIBUTE

It has been a fascinating journey since Dr. Julia Levy co-founded QLT in 1981. She has provided unparalleled leadership with her blend of wisdom, compassion and belief in what could be. She has made life better for thousands of people including patients, employees and the community. In 2002, Julia steps aside to welcome a new leader to QLT and so we thank her for the vision, the determination and the compassion that are her trademarks and are now a part of all of us who work here.

| Year ended December 31, (In millions of Canadian dollars, except employees and per share information) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenues** | | | |
| Revenue from Visudyne® | 123.5 | 37.4 | — |
| Royalties on product sales – Photofrin® | — | 1.0 | 2.8 |
| Contract research and development | 6.0 | 7.7 | 18.8 |
| Revenue from collaborative arrangements | — | 3.2 | 5.0 |
| Research and development costs | 47.1 | 48.8 | 48.1 |
| Net income (loss) | 122.0 | 9.5 | (33.3) |
| Basic net income (loss) per share | 1.80 | 0.14 | (0.54) |
| Diluted net income (loss) per share | 1.78 | 0.14 | (0.54) |
| Weighted average shares outstanding | 67.8 | 66.9 | 61.5 |
| Cash, cash equivalents and investment securities | 260.4 | 248.1 | 257.3 |
| Total assets | 516.3 | 385.8 | 321.8 |
| Shareholders' equity | 476.1 | 349.5 | 288.7 |
| Shares outstanding at end of year | 68.0 | 67.7 | 64.9 |
| Employees | 386 | 352 | 253 |

The following information should be read in conjunction with the Company's 2001 consolidated financial statements and notes therein, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles differ in certain material respects from generally accepted accounting principles in the U.S. ("U.S. GAAP"). The differences as they affect the consolidated financial statements of the Company are described in Note 20 to the Company's 2001 consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS The following discussion and analysis of financial conditions and results of operations contains forward-looking statements of QLT Inc. ("the Company") within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements include, but are not limited to, those with respect to: anticipated levels of sales of Visudyne®, including patient and physician demand for Visudyne therapy; anticipated future operating results; anticipated timing for and receipt of reimbursement approvals for Visudyne therapy, including reimbursement in the United States for occult age-related macular degeneration; the ability and efforts of the Company's strategic partner, Novartis Ophthalmics AG, to commercialize and market Visudyne; anticipated outcome of pending patent and securities litigation against the Company; the Company's ability to maintain and expand its intellectual property position; the timing and success of planned or existing clinical trials for Visudyne and for the Company's other products, including tariquidar; the timing of regulatory submissions for expanded uses for Visudyne and for the Company's other products, including tariquidar; the anticipated timing and receipt of regulatory approvals for expanded uses for Visudyne and for the Company's other products, including tariquidar; and the successful development or acquisition of complementary products or product candidates, technologies or businesses. These statements are predictions only and actual events or the Company's actual results may differ materially. Factors that could cause such actual events or the Company's actual results to differ materially from any future results expressed or implied by such forward-looking statements include, but are not limited to, the risks, uncertainties and other factors discussed below and in the Company's Annual Information Form on Form 10K and other filings with the U.S. Securities and Exchange Commission.

## OVERVIEW

**The Company is a bio-pharmaceutical company engaged in the development and commercialization of proprietary pharmaceutical products for the treatment of ocular, oncology, immunological and other diseases. The Company is a pioneer in the field of photodynamic therapy ("PDT"), a field of medicine that uses photosensitizers (light-activated drugs) in the treatment of disease, and is now also developing non-PDT products.**

**Visudyne®, the Company's commercial product, is a photosensitizer used to treat predominantly classic subfoveal choroidal neovascularization ("CNV") in patients with wet age-related macular degeneration ("AMD"), the leading cause of severe vision loss in people over the age of 50 in North America and Europe, and other ocular conditions. Visudyne has been approved in over 55 countries, including the United States, Canada and the European Union, for the treatment of predominantly classic subfoveal CNV in AMD. In addition, Visudyne has been approved in over 35 countries for extended indications, including CNV due to pathologic myopia in the United States and the European Union and CNV due to presumed ocular histoplasmosis in the United States.**

Currently the Company is developing photosensitizers for the treatment of certain forms of non-melanoma skin cancer, benign prostatic hyperplasia and androgenetic alopecia (commonly known as male pattern baldness). In addition to developing photodynamic therapy product candidates, the Company is developing other products by itself and in collaboration with other companies for the treatment of cancer, autoimmune diseases and other conditions, including tariquidar for multi-drug resistance in cancer and signal transduction compounds for the treatment of ocular, immune system and kidney diseases.

The Company operates in a single reportable segment. The Company's profitability depends upon the commercial success of Visudyne in major markets worldwide and the achievement of product development objectives. As of December 31, 2001, the Company had an accumulated deficit of $54.3 million and total shareholders' equity of $476.1 million.

## SIGNIFICANT ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

### Revenue Recognition

Revenue from Visudyne® consists of the Company's 50% share of pre-tax profits generated from the Company's collaborative manufacturing, marketing and distribution arrangement with Novartis Ophthalmics AG ("Novartis Ophthalmics") (formerly CIBA Vision), revenue from sale of bulk manufactured Visudyne product to Novartis Ophthalmics, and reimbursement from Novartis Ophthalmics of specified manufacturing costs, sales costs and third party royalties. Under the terms of the collaborative arrangement with Novartis Ophthalmics, the Company is responsible for and controls manufacturing and product supply and Novartis Ophthalmics is responsible for and controls sales, marketing and distribution of Visudyne. Pre-tax profits are derived by taking net sales of Visudyne to third parties as recorded by Novartis Ophthalmics less manufacturing, selling, marketing and distribution costs, and third party royalties. Revenue from bulk Visudyne sales to Novartis Ophthalmics is not recognized until the period of the related product sale and delivery by Novartis Ophthalmics to third parties where collection is reasonably assured.

### Manufacturing Costs

**Manufacturing costs, consisting of manufacturing costs related to the production of bulk Visudyne sold to Novartis Ophthalmics, are recognized in the period of the related product sale by Novartis Ophthalmics to third parties.**

### Research and Development

**Research and development costs are expensed as incurred, net of related tax credits, unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no research and development costs have been deferred.**

**Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses. Under Canadian GAAP the purchase cost of such rights is generally capitalized as an intangible asset. Details of how this difference between Canadian and U.S. GAAP impacts the Company is described in Note 20 to the Company's 2001 consolidated financial statements.**

### Income Taxes

**Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards using rates of enactment or substantial enactment. A valuation allowance is recorded for the portion of the future tax assets for which the realization of any value is subject to significant uncertainty. At December 31, 2001 the previously recorded valuation allowance in future tax assets was reversed resulting in the recognition of a non-cash benefit of $89.1 million related to prior years' unrecognized tax assets. This amount was reduced by the current year's income tax provision of $31.2 million resulting in net tax assets of $58.0 million of which $7.1 million are disclosed separately in the consolidated statement of operations and represents the tax benefit on investment tax credits relating to research and development ("R&D") expenditures in prior years.**

## COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

### Results of Operations

**For the year ended December 31, 2001, the Company recorded a net profit of $122.0 million, or $1.80 per common share. These results compare with a net profit of $9.5 million, or $0.14 per common share for the year ended December 31, 2000. In the fourth quarter of 2001, the Company recognized a one time future tax asset related to prior years, amounting to $89.1 million, favorably affecting earnings per share for the year by $1.31. Additional details of this tax asset are described below in the section "Other Income and Expenses – Income Taxes".**

### Revenues

REVENUE FROM VISUDYNE® **On February 6, 1995, the Company signed an agreement with Novartis Ophthalmics to pursue worldwide joint development and commercialization of photodynamic therapy products. Under the terms of that agreement, the Company is responsible for and controls Visudyne manufacturing and product supply and Novartis Ophthalmics is responsible for and controls sales, marketing and distribution of Visudyne. Global revenues realized from product sales of Visudyne by Novartis Ophthalmics for the treatment of ocular diseases will be shared on an equal basis by the Company and Novartis Ophthalmics after deductions for marketing costs and manufacturing costs (including third party royalties). The Company and Novartis Ophthalmics initiated a global phased product launch commencing in the second quarter of 2000 following approval by the Food and Drug Administration ("FDA") in the United States ("U.S."). As a result, effective April 1, 2000, the Company commenced including as reported revenue its share of Visudyne profits from the alliance with Novartis Ophthalmics. The Company's revenue from the sales of Visudyne was determined as follows:**

| (In thousands of Canadian dollars) | For the year ended Dec. 31, 2001 | From April 1, 2000 to Dec. 31, 2000 |
|---|---|---|
| Visudyne® sales by Novartis Ophthalmics | $ 346,274 | $ 141,666 |
| Less: Manufacturing and other costs | (28,023) | (11,644) |
| Less: Sales, marketing and distribution costs | (135,525) | (81,107) |
| Net operating income from Visudyne® | $ 182,726 | $ 48,915 |
| The Company's 50% share | $ 91,363 | $ 24,458 |
| Add: Manufacturing and other reimbursements | 32,117 | 12,966 |
| Revenue from Visudyne® | $ 123,480 | $ 37,424 |

**Revenue from Visudyne® of $123.5 million for the year ended December 31, 2001 was 230% higher than the $37.4 million recorded in fiscal 2000. The increase was due primarily to fiscal 2001 being the first full year of commercialization of Visudyne and further regulatory approvals and reimbursement approvals in markets worldwide. For the year ended December 31, 2001, approximately 63% of total Visudyne sales were in the U.S. with Europe and other markets responsible for the remaining 37%.**

CONTRACT RESEARCH AND DEVELOPMENT REVENUE The Company receives non-refundable research and development funding from Novartis Ophthalmics which is recorded as contract research and development revenue. For the year ended December 31, 2001, contract research and development revenue of $6.0 million decreased by 21.8% compared to fiscal 2000 contract research and development revenue of $7.7 million. This is due mainly to Novartis Ophthalmics' assuming a greater proportion of research and development activities for the joint Visudyne program.

ROYALTIES ON PRODUCT SALES - PHOTOFRIN® On June 8, 2000, the Company finalized the sale of the worldwide rights to Photofrin to Axcan Pharma Inc. ("Axcan"). Under the terms of the sale, the Company transferred to Axcan the worldwide development, manufacturing and marketing rights to Photofrin in exchange for an initial cash payment of $2.5 million, a $4 million deferred payment, 1,283,333 common shares of Axcan and $13.5 million in preferred shares of Axcan which were redeemable within twelve months in cash or additional common shares of Axcan. In addition, the Company is entitled to future milestone payments of up to $15 million, payable in cash or preferred shares, based on future events. Concurrent with the sale to Axcan, the Company terminated its agreement with Ligand Pharmaceuticals Inc., the Company's marketing and distribution partner in Canada, and agreed to assign its Japanese royalty rights under its agreement with Wyeth-Ayerst Japan, Ltd. to Axcan. The Company also re-acquired the exclusive Photofrin marketing and distribution rights in the U.S. and Caribbean from Sanofi-Synthelabo Inc. in exchange for a portion of the consideration received by the Company from Axcan at the closing date and rights to receive a portion of the future consideration payable to the Company by Axcan. The Company recorded earned royalties on sales of Photofrin by these distribution partners up to the closing of the transaction on June 8, 2000. At closing, Axcan assumed responsibility for the marketing efforts for Photofrin and future costs and obligations relating to the Photofrin business. As a result, the Company no longer receives royalty payments from Photofrin sales.

During 2001, Axcan redeemed the preferred shares and the Company sold all of its Axcan common shares. Further details are described below in the section "Other Income and Expenses – Gain on Sale of Investment in Axcan Pharma Inc.".

REVENUE FROM COLLABORATIVE ARRANGEMENTS During the third quarter of 2000, the Company recorded net milestone revenue of $2.5 million from Axcan resulting from the receipt of FDA approval to market the Diomed 630 nm diode laser co-developed by the Company and Diomed Inc. for use in conjunction with Photofrin.

The extent and timing of any future licensing fees or milestone payments are dependent upon the terms of current and any additional future agreements, including the achievement of development milestones defined therein.

## Costs and Expenses

MANUFACTURING COSTS **Under the terms of the Company's agreement with Novartis Ophthalmics, the Company is responsible for and controls Visudyne manufacturing and product supply, and Novartis Ophthalmics is responsible for and controls sales, marketing and distribution of Visudyne. The Company's manufacturing costs comprise direct and indirect costs incurred in the production of Visudyne and related third party royalties, and are recognised in the period of the related product sale and delivery by Novartis Ophthalmics to third parties. For a detailed discussion of the manufacturing processes, refer to Item 1 of the Company's 2001 Annual Report on Form 10-K under "Product Manufacturing".**

MARKET AND BUSINESS DEVELOPMENT COSTS **Market and business development costs represented the Company's equal share of initial costs associated with planning and initiation of an Expanded Access ("EA") Program for Visudyne therapy, net of EA pre-commercial or commercial revenues realized, and marketing and pre-launch costs for the first quarter of 2000.**

**Effective with the second quarter of 2000, the Company commenced recording its share of revenues from Visudyne as a revenue item on the statement of operations. See "Revenue from Visudyne®".**

RESEARCH AND DEVELOPMENT COSTS **Investment tax credits of approximately $2.8 million for the year ended December 31, 2001 have been applied as a reduction of R&D costs in the consolidated statement of operations. Prior years' investment tax credits of approximately $7.1 million are disclosed separately in the consolidated statement of operations and represent the tax benefit expected to be received on investment tax credits relating to R&D expenditures in prior years. On December 31, 2001 the Company determined that it was now more likely than not that these benefits would be realized and as a result the valuation allowance recognized against these tax benefits in prior years was reversed.**

**R&D costs, excluding current year's investment tax credits of $2.8 million, for the year ended December 31, 2001 were $49.8 million. This represented an increase of 2% compared to fiscal 2000 R&D costs of $48.8 million. Approximately $25.1 million of R&D costs were Visudyne-related with the remaining $22.0 million related to the Company's product pipeline. The Company expects to continue incurring substantial R&D expenses due to additional clinical studies of Visudyne, development and validation costs for the secondary manufacturing sites for Visudyne, initiation of clinical studies related to tariquidar, the continuation and expansion of other R&D programs, potential technology in-licensing, regulatory related expenses, preclinical and clinical testing of the Company's various product candidates and products under development, and manufacturing of future products to be used in clinical trials.**

NOVARTIS OPHTHALMICS - VISUDYNE® Under the terms of the February 6, 1995, agreement with Novartis Ophthalmics to pursue worldwide joint development and commercialization of photodynamic therapy products, including Visudyne and Zinc Phthalocyanine ("ZnPc"), as potential treatments for certain eye diseases, the Company is responsible for 40% to 50% of R&D costs for Visudyne and Novartis Ophthalmics is responsible for the remaining 50% to 60%. The Company and Novartis Ophthalmics will share equally the R&D costs for ZnPc. The Company and Novartis Ophthalmics do not have an active development program for ZnPc for ophthalmology. The Company and Novartis Ophthalmics reconcile joint R&D costs, on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue.

On July 23, 2001, the Company and Novartis Ophthalmics announced the expansion of the existing strategic alliance to co-develop photodynamic therapy with verteporfin to treat skin cancer and other dermatological conditions. Under the terms of this expanded co-development agreement, Novartis Ophthalmics will fund future development costs of verteporfin in multiple basal cell carcinoma, (a form of non-melanoma skin cancer) to a maximum of $15 million, beyond which profits and development costs will be shared equally by the Company and Novartis Ophthalmics. The Company will receive potential milestone payments totaling $2.5 million.

XENOVA LIMITED - TARIQUIDAR On August 13, 2001, the Company entered into an exclusive development and license agreement for tariquidar, a Phase II P-gp inhibitor for multi-drug resistance in oncology with Xenova Limited ("Xenova"). Under the agreement, the Company assumed the marketing rights of tariquidar for North America and the responsibility for the continued development of the product in North America and Europe in exchange for payment to Xenova of an initial licensing fee of U.S. $10 million and future milestone payments up to a maximum of U.S. $50 million. The Company is obligated to spend up to U.S. $45 million on specified initial development expenditures and Xenova has agreed to contribute up to U.S. $2.0 million towards the cost of such expenditures. Upon commercialization, the Company will pay a royalty to Xenova in the range of 15% to 22% based on the level of North American sales.

KINETEK PHARMACEUTICALS, INC. – SIGNAL TRANSDUCTION INHIBITORS **On June 7, 2001, the Company entered into a long-term research, development and license agreement with Kinetek Pharmaceuticals, Inc. ("Kinetek") to develop compounds known as signal transduction inhibitors for the treatment of ocular, immune system and kidney diseases. The transaction included an equity investment by the Company valued at $9.4 million for 3.14 million Kinetek common shares and an option, recorded as an intangible asset and valued at $1.6 million, to obtain an exclusive license for up to five compounds for the treatment of ocular, immune system and kidney diseases. The value attributable to the common shares was based on the cash consideration paid by third parties for Kinetek common shares on the same date as the Company's investment. Under the terms of the option, the Company will have the right to take over the clinical development and commercialization of each compound at a specified stage of development in exchange for milestone payments up to a maximum of U.S.$59.5 million for all five compounds, royalties and equity investments in Kinetek. During the term, the Company shall create, reserve and maintain an internal convertible loan facility ("Convertible Loan Facility") of up to $5 million, from which it shall advance funds to Kinetek required to fulfill its obligations under the research program and from which Kinetek may draw funds, at $0.5 million per request. Upon meeting certain conditions by Kinetek, the Convertible Loan Facility shall be made available by the Company from January 1, 2002 to June 7, 2004 at an interest rate equal to 12% in excess of the Royal Bank of Canada's prime lending rate, compounding quarterly. The Convertible Loan Facility may be repaid by Kinetek at any time without notice within three years from the date the principal was drawn down, at Kinetek's option, either in common shares or in cash.**

MEDTRONIC AVE, INC. **On April 30, 1998, the Company entered into a strategic alliance with C.R. Bard Inc., now Medtronic AVE, Inc. ("Medtronic AVE"), to develop a therapeutic system and procedure for the reduction of arterial restenosis utilizing localized delivery of photodynamic therapy administered during angioplasty procedures. During the third quarter of 2001, the Company and Medtronic AVE agreed to terminate this agreement.**

## EFFECT OF INFLATION

The Company does not believe that inflation has a significant effect on its business.

## LIQUIDITY AND CAPITAL RESOURCES

The Company has financed operations, product development and capital expenditures primarily through the commercialization of Visudyne, public and private sales of equity securities, licensing and collaborative funding arrangements with strategic partners and interest income.

At December 31, 2001, the Company had $260.4 million of available cash resources, comprised of cash, cash equivalents and short-term investment securities, all of which were invested in liquid, investment-grade securities. During the year ended December 31, 2001, the Company generated $34.5 million of cash from operations, compared with $(46.6) million used in operations in 2000. The increase in 2001 was mainly the result of the commercialization of Visudyne during 2000 with the first full year of Visudyne revenue occurring in 2001. The Company's investing activities, excluding short-term investment securities, used $(14.6) million in 2001, compared with $(27.2) million used in 2000. Investing activities in 2001 consisted mainly of capital expenditures $(5.7) million and the Company's investment in strategic alliances with Kinetek $(11.3) million and Xenova $(15.5) million (see Note 13 to the consolidated financial statements). Further, proceeds from the sale of the Company's investment in Axcan totaled $18.1 million. The higher level of investing activities in 2000 was primarily the result of the construction of the Company's new research and office facility of $(16.2) million. The Company's financing activities used $(9.1) million in 2001 compared to the $65.1 million provided in 2000. Usage of cash in the Company's financing activities in 2001 was primarily for the repayment of the Company's long-term financing facility. The higher level of cash provided by financing activities in 2000 was the result of stock options exercised. In the aggregate, cash, cash equivalents and short-term investment securities increased by approximately $12.3 million during the year ended December 31, 2001.

### Interest and Foreign Exchange Rates

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of the Company's current assets, current liabilities and earnings. At December 31, 2001, the Company had an investment portfolio consisting of fixed interest rate securities with an average remaining maturity of approximately 21 days. If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2001, the fair value of the portfolio would decline by an immaterial amount.

The Company, from time to time, enters into foreign exchange contracts to manage exposure to currency rate fluctuations related to its U.S. dollar denominated cash, short-term investment securities and accounts receivable, and related to its Swiss franc denominated accounts receivable. At December 31, 2001, the Company has outstanding forward foreign currency contracts as noted below. The net unrealized loss as at December 31, 2001 was approximately $0.1 million.

| | Maturity Period (to the year) | Quantity (millions) | Average Price |
|---|---|---|---|
| U.S. dollar option-dated forward contracts | 2002 | U.S. $4.0 | 1.5686 per U.S.$ |
| Swiss franc option-dated forward contracts | 2002 | CHF 3.0 | 0.9520 per CHF |

With a significant portion of its current cash resources unhedged and denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on the Company's future operating results or cash flows. If the Canadian dollar were to increase in value by 5% against the U.S. dollar, an unrealized foreign currency translation loss of approximately $1.9 million would result. The Company purchases goods and services in both Canadian and U.S. dollars and earns most of its revenues in U.S. dollars and Swiss francs. Foreign exchange risk is also managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

### Long-term Obligations

The Company's material long-term obligations as of December 31, 2001 comprised the Visudyne supply agreements with contract manufacturers, clinical and development agreements, and operating lease commitments for office space and office equipment.

The Company has an operating lease, which expires in 2002, for additional office space near its new facility. The Company has also entered into operating leases for office equipment. The minimum future rental commitments for the leases which are outstanding at year end aggregate $1.0 million payable over the next five years as follows:

| Year ending December 31, | $million |
|---|---|
| 2002 | 0.3 |
| 2003 | 0.2 |
| 2004 | 0.2 |
| 2005 | 0.2 |
| 2006 | 0.1 |

The Company is also responsible for its proportionate share of operating costs under the premise leases. During the year ended December 31, 2001, lease payments for office premises were $0.4 million (2000 – $1.2 million).

The Company also has long-term obligations as part of its collaborative arrangements with various strategic partners for research and development purposes. The details of these collaborative arrangements are described in the section "Cost and Expenses – Research and Development Costs".

General

The Company believes that its available cash resources and working capital should be sufficient to satisfy the funding of product development programs, and other operating and capital requirements for the reasonably foreseeable future. Depending on the overall structure of current and future strategic alliances, the Company may have additional capital requirements related to the further development, marketing and distribution of existing or future products.

The Company's working capital and capital requirements will depend upon numerous factors, including: the progress of the Company's preclinical and clinical testing; fluctuating or increasing manufacturing requirements and R&D programs; the timing and cost of obtaining regulatory approvals; the levels of resources that the Company devotes to the development of manufacturing, marketing and support capabilities; technological advances; the status of competitors; the cost of filing, prosecuting and enforcing the Company's patent claims and other intellectual property rights; and the ability of the Company to establish collaborative arrangements with other organizations.

The Company may require additional capital in the future to fund clinical and product development costs for certain product applications or other technology opportunities, and strategic acquisitions of products, product candidates, technologies or other businesses. Accordingly, the Company may seek funding from a combination of sources, including product licensing, joint development and new collaborative arrangements, additional equity and debt financings or from other sources. No assurance can be given that additional funding will be available or, if available, on terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

**The consolidated financial statements contained in this annual report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.**

**In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements may include amounts that are based on the best estimates and judgements of management.**

**The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit and Risk Committee. The Audit and Risk Committee consists of three independent directors not involved in the daily operations of the Company. The functions of the Audit and Risk Committee are to review the quarterly and annual consolidated financial statements, review the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommend the appointment of external auditors. The Audit and Risk Committee meets on a quarterly basis with management and the external auditors of the Company to satisfy itself that their responsibilities have been properly discharged.**

**The external auditors, Deloitte & Touche LLP, conducted an independent examination, in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America, for the years ended December 31, 2001 and 2000, and expressed their opinion on the consolidated financial statements. Their examinations included a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with generally accepted accounting principles in Canada. The external auditors have free and full access to the Audit and Risk Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.**



**PAUL J. HASTINGS**
**President and Chief Executive Officer**



**MICHAEL J. DOTY**
**Senior Vice President and Chief Financial Officer**
**(Principal Financial and Accounting Officer)**

To the Shareholders of QLT Inc.

We have audited the consolidated balance sheets of QLT Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.



DELOITTE & TOUCHE LLP
Chartered Accountants
Vancouver, Canada
February 6, 2002

## CONSOLIDATED BALANCE SHEETS

| As at December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| **Cash and cash equivalents** | $ 112,073 | $ 239,063 |
| **Short-term investment securities** | 148,307 | 9,000 |
| **Short-term investments in Axcan Pharma Inc.** (Note 2) | — | 12,369 |
| **Accounts receivable** (Note 3) | 41,390 | 20,014 |
| **Inventories** (Note 4) | 61,509 | 42,859 |
| **Current portion of future income tax assets** (Note 17) | 30,111 | — |
| **Other** | 4,020 | 1,746 |
| | 397,410 | 325,051 |
| **Long-term investments and advances** (Note 5) | 14,696 | 5,468 |
| **Property and equipment** (Note 6) | 57,662 | 55,246 |
| **Intangible assets** (Note 7) | 15,948 | — |
| **Future income tax assets** (Note 17) | 30,595 | — |
| | $ 516,311 | $ 385,765 |
| LIABILITIES | | |
| Current liabilities | | |
| **Accounts payable** | $ 16,265 | $ 14,129 |
| **Accrued liabilities** (Note 10) | 11,967 | 6,070 |
| **Current portion of long-term debt** (Note 11) | — | 576 |
| **Deferred revenue** | 11,977 | 2,399 |
| | 40,209 | 23,174 |
| **Long-term debt** (Note 11) | — | 13,069 |
| | 40,209 | 36,243 |
| SHAREHOLDERS' EQUITY | | |
| Share capital (Note 12) | | |
| **Authorized** | | |
| **500,000,000 common shares without par value** | | |
| **5,000,000 first preference shares without par value, issuable in series** | | |
| **Issued and outstanding** | | |
| **Common shares** | 530,404 | 525,871 |
| **December 31, 2001 – 67,991,179 shares** | | |
| **December 31, 2000 – 67,700,207 shares** | | |
| **Accumulated deficit** | (54,302) | (176,349) |
| | 476,102 | 349,522 |
| | $ 516,311 | $ 385,765 |

**Commitments** (Note 13 and 19)

**Contingencies** (Note 22)

**Approved by the Board:**





**E.D. SCOTT**
**Director**

**A.F. GRIFFITHS**
**Director**

See accompanying notes to the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| Year ended December 31, (In thousands of Canadian dollars except per share information) | 2001 | 2000 |
|---|---|---|
| Revenues | | |
| **Revenue from Visudyne®** (Note 13a) | $ 123,480 | $ 37,424 |
| **Contract research and development** (Note 13) | 5,990 | 7,657 |
| **Royalties on product sales – Photofrin®** | — | 969 |
| **Revenue from collaborative arrangements** | — | 3,171 |
| | 129,470 | 49,221 |
| Costs and expenses | | |
| **Manufacturing** | 23,126 | 10,325 |
| **Market and business development costs** (Note 13(a)) | — | 5,300 |
| **Research and development** (Note 16) | 47,058 | 48,839 |
| **Selling, general and administrative** | 11,764 | 13,255 |
| **Depreciation and amortization** | 5,494 | 3,127 |
| **Prior years' investment tax credits not previously recognized** (Note 16) | (7,136) | — |
| | 80,306 | 80,846 |
| Operating Income (Loss) | 49,164 | (31,625) |
| **Gain on sale of investment in Axcan Pharma Inc.** (Note 2) | 5,259 | — |
| **Gain on sale of Photofrin® and related rights** (Note 14) | — | 16,785 |
| **Investment and other income** (Note 15) | 18,211 | 25,040 |
| **Interest expense** | (1,395) | (747) |
| **Income (Loss) before income taxes** | 71,239 | 9,453 |
| **Net benefit of taxes** (Note 17) | 50,808 | — |
| Net Income (Loss) | $ 122,047 | $ 9,453 |
| Net Income (Loss) per common share | | |
| **Basic** | $ 1.80 | $ 0.14 |
| **Fully diluted** | $ 1.78 | $ 0.14 |
| Weighted average number of common shares outstanding (in thousands) | 67,832 | 66,875 |

See accompanying notes to the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year ended December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Cash provided by (used in) operating activities | | |
| **Net income (loss) for the year** | **$ 122,047** | **$ 9,453** |
| **Add (Deduct) items not involving a current cash flow** | | |
| **Depreciation and amortization** | **5,494** | **3,127** |
| **Gain on sale of investment in Axcan Pharma Inc.** | **(5,259)** | **—** |
| **Gain on sale of Photofrin® and related rights** | **—** | **(16,785)** |
| **Unrealized foreign exchange gain (loss)** | **(1,672)** | **(915)** |
| **Net benefit taxes not previously recognized** | **(50,808)** | **—** |
| **Benefit of investment tax credits included in operating expenses** | **(9,898)** | **—** |
| **Other** | **860** | **—** |
| **Changes in non-cash working capital components** | | |
| **Accounts receivable and other current assets** | **(22,622)** | **(6,048)** |
| **Inventories** | **(18,415)** | **(25,290)** |
| **Accounts payable** | **(405)** | **(6,648)** |
| **Accrued liabilities** | **5,621** | **734** |
| **Deferred revenue** | **9,578** | **(4,276)** |
| | **34,521** | **(46,648)** |
| Cash (used in) provided by investing activities | | |
| **Short-term investment securities** | **(138,268)** | **151,611** |
| **Proceeds from sale of investment in Axcan Pharma Inc.** | **18,122** | **—** |
| **Long-term investment in Kinetek Pharmaceuticals, Inc.** | **(11,307)** | **—** |
| **Other long-term investments** | **(200)** | **—** |
| **Purchase of property and equipment** | **(5,695)** | **(27,617)** |
| **Purchase of development and marketing rights from Xenova Limited** | **(15,542)** | **—** |
| **Purchase of U.S. marketing and distribution rights** | **—** | **(878)** |
| **Sale of Photofrin® and related rights** | **—** | **1,308** |
| | **(152,890)** | **124,424** |
| Cash (used in) provided by financing activities | | |
| **(Decrease) Increase in long-term debt** | **(13,645)** | **13,645** |
| **Issuance of common shares** | **4,533** | **51,417** |
| | **(9,112)** | **65,062** |
| **Effect of exchange rate changes on cash and cash equivalents** | **491** | **(497)** |
| **Net (decrease) increase in cash and cash equivalents** | **(126,990)** | **142,341** |
| **Cash and cash equivalents, beginning of year** | **239,063** | **96,722** |
| **Cash and cash equivalents, end of year** | **$ 112,073** | **$ 239,063** |
| Supplementary cash flow information: | | |
| **Interest paid:** | **$ 656** | **$ 747** |
| **Taxes paid:** | **—** | **—** |

Non-cash investing and financing activities:

1 On January 14, 2000, the holder of 368,069 Series D preference shares having a carrying value of $6.9 million exercised its right to convert them into 736,138 common shares of the Company.

2 On June 8, 2000, the Company sold the worldwide rights to Photofrin® in exchange for $2.5 million in cash, 1,283,333 common shares of Axcan with a value of $11.6 million, preferred shares of Axcan with a value of $12.8 million, a deferred payment with a value of $3.2 million, and future milestone payments of up to $20 million. Transaction costs of $1.2 million have been recorded as a reduction of cash proceeds (see Note 14 – Gain on Sale of Photofrin® and Related Rights).

3 Also on June 8, 2000, the Company re-acquired the marketing and distribution rights to Photofrin® in the U.S. and the Caribbean in exchange for $0.9 million in cash, 641,667 shares of Axcan with a value of $5.8 million, Axcan preferred shares with a value of $6.4 million and a right to receive up to $10.0 million in future milestone payments (see Note 14 – Gain on Sale of Photofrin® and Related Rights).

4 On November 8, 2000, the Company finalized the sale of its Optiguide® Fiber Optics business to Diomed. Under the terms of the sale, the Company transferred to Diomed its rights to commercialize Optiguide Fiber Optics in exchange for an initial cash payment of U.S.$25,000, a U.S.$365,000 short-term receivable due within six months after closing, and a U.S.$810,000 long-term receivable due two years after closing payable in cash or an equivalent number of shares at Diomed's option pursuant to a formula (see Note 14 – Gain on Sale of Photofrin® and Related Rights).

See accompanying notes to the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts except share and per share information are expressed in thousands of Canadian dollars)

**Balance at January 1, 2000**

**Exercise of stock options at prices ranging from $4.50 to $108.60 per share**

**Issuance of common shares to Sanofi-Synthelabo Inc. upon conversion of Series D first preference shares**

**Net income**

**Balance at December 31, 2000**

**Exercise of stock options at prices ranging from $6.75 to $48.88 per share**

**Net income**

**Balance at December 31, 2001**

See accompanying notes to the consolidated financial statements.

| | Common Shares | | Preference Shares | | Accumulated | Total Shareholders' |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Deficit | Equity |
| | 64,855,435 | $ 467,604 | 368,069 | $ 6,850 | $(185,802) | $ 288,652 |
| | 2,108,634 | 51,417 | — | — | — | 51,417 |
| | 736,138 | 6,850 | (368,069) | (6,850) | — | — |
| | — | — | — | — | 9,453 | 9,453 |
| | 67,700,207 | $ 525,871 | — | $ — | $(176,349) | $ 349,522 |
| | 290,972 | 4,533 | — | — | — | 4,533 |
| | — | — | — | — | 122,047 | 122,047 |
| | 67,991,179 | $ 530,404 | — | $ — | $ (54,302) | $ 476,102 |

The Company is a bio-pharmaceutical corporation engaged in the development and commercialization of proprietary pharmaceutical products for the treatment of ocular, oncology, immunological and other diseases. The Company is a pioneer in the field of photodynamic therapy ("PDT"), a field of medicine that uses photosensitizers (light-activated drugs) in the treatment of disease, and is now developing non-PDT products.

## SIGNIFICANT ACCOUNTING POLICIES

**The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The differences as they affect the financial statements of the Company are described in Note 20. All amounts are expressed in Canadian dollars unless otherwise indicated.**

### Principles of Consolidation

**These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.**

**Long-term investments in which the Company exercises joint control are recorded using the proportionate consolidation method whereby the Company consolidates its proportionate share of the investee's assets, liabilities, revenues, expenditures and cash flows.**

### Use of Estimates

**Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods presented. Actual results may differ from estimates made by management.**

### Foreign Currency Translation

**The Company and its subsidiaries use the Canadian dollar as their functional currency. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the exchange rate in effect at the time of the transactions. Foreign exchange gains and losses are included in Investment and other income.**

### Segmented Information

**The Company is considered to operate in one industry segment and currently generates revenue from a single pharmaceutical product, Visudyne. During the second quarter of 2000, the Company sold the worldwide rights to Photofrin to Axcan Pharma Inc. ("Axcan"). As a result, the Company is no longer receiving royalty revenue from Photofrin sales.**

### Cash, Cash Equivalents and Short-term Investment Securities

Cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of ninety days or less at the date of purchase. Investments with maturities between ninety days and one year at the date of purchase are considered to be short-term investment securities. Short-term investment securities consist primarily of investment-grade commercial paper (R-1 DBRS rating), bankers' acceptances and certificates of deposit. All short-term investment securities are carried at the lower of cost plus accrued interest and market value. At December 31, 2001 and 2000 carrying value approximated fair value.

### Inventories

Raw materials and supplies inventories are carried at the lower of actual cost and replacement cost. Finished goods and work-in-process inventories are carried at the lower of weighted average cost and net realizable value.

### Long-term Investments

Investments in affiliates where the Company exercises significant influence and/or has an ownership interest from 20% to 50% are accounted for using the equity method. Other long-term investments are recorded at cost less provision for impairment. The Company reviews its long-term investments for indications of impairment by reference to anticipated cash flows expected to result from the investment, the results of operations and financial position of the investee and other evidence of the net realizeable value of the investment. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and this condition is determined to be other than temporary, the investment would be written down to its estimated net realizable value.

### Property and Equipment

Property and equipment are recorded at cost and amortized as follows:

| | Methods | Rates |
|---|---|---|
| Buildings | Declining-balance | 4% |
| Office furnishings, fixtures and other | Declining-balance | 20% |
| Research and commercial manufacturing equipment and computer operating system | Declining-balance | 20% |
| Computer hardware | Declining-balance | 30% |

The Company reviews the carrying value of property and equipment, intangible assets and other long-lived assets for the existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company assesses potential impairment of research equipment by determining the extent of continued productive use of the equipment in the conduct of research and development activities. No material impairment losses have been identified by the Company for the years ended December 31, 2001 and 2000.

### Intangible Assets

Licenses, rights and other intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives ranging up to five years.

### Revenue Recognition

Revenue from Visudyne consists of the Company's 50% share of pre-tax profits generated from the Company's collaborative manufacturing, marketing and distribution arrangement with Novartis Ophthalmics AG ("Novartis Ophthalmics") (formerly CIBA Vision), revenue from sale of bulk manufactured Visudyne product to Novartis Ophthalmics, and reimbursement from Novartis Ophthalmics of specified manufacturing costs, sales costs and third party royalties. Under the terms of the collaborative arrangement with Novartis Ophthalmics, the Company is responsible for and controls manufacturing and product supply and Novartis Ophthalmics is responsible for and controls sales, marketing and distribution of Visudyne. Pre-tax profits are derived by taking net sales of Visudyne to third parties as recorded by Novartis Ophthalmics less manufacturing, selling, marketing and distribution costs, and third party royalties. Revenue from bulk Visudyne sales to Novartis Ophthalmics is not recognized until the period of the related product sale and delivery by Novartis Ophthalmics to third parties where collection is reasonably assured.

Contract research and development revenues consist of non-refundable research and development funding under collaborative agreements with the Company's various strategic partners. Contract research and development funding generally compensates the Company for discovery, preclinical and clinical expenses related to the collaborative development programs for certain products and product candidates of the Company, and is recognized as revenue at the time research and development activities are performed under the terms of the collaborative agreements. Contract research and development revenues earned in excess of payments received are classified as contract research and development receivables.

Royalties on product sales of Photofrin are recognized as earned under the Company's marketing and distribution agreements which are consistent with the period of the product sale by the distributors.

Revenue from collaborative arrangements typically includes initial technology access or licensing fees, milestone payments based on the achievement of specified events, and contract or collaborative research funding. Initial technology access or licensing fees and milestone or other contingent payments are recognized ratably over the period that the related products or services are delivered or obligations as defined in the agreement are performed.

### Manufacturing Costs

Manufacturing costs, consisting of manufacturing costs related to the production of bulk Visudyne sold to Novartis Ophthalmics, are recognized in the period of the related product sale by Novartis Ophthalmics to third parties.

### Stock Based Compensation

The Company has stock based compensation plans which are described in Note 12(c). Stock options issued to members of the Board of Directors, officers and employees of the Company are not recorded as compensation expense and any consideration received upon the exercise of stock options is recorded as an increase in share capital.

### Research and Development

Research and development costs are expensed as incurred, net of related tax credits, unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no research and development costs have been deferred.

### Income Taxes

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards using rates of enactment or substantial enactment. A valuation allowance is recorded for the portion of the future tax assets for which the realization of any value is subject to significant uncertainty and is reversed if and when it is determined that realization of the deferred tax assets is more likely than not.

### Derivative Financial Instruments

The Company enters into foreign exchange contracts to manage exposure to currency rate fluctuations related to its U.S. dollar denominated cash, short-term investment securities and accounts receivable, and its Swiss franc denominated accounts receivable. The Company does not engage in speculative trading of derivative financial instruments. The foreign exchange contracts are not designated as hedging instruments and as a result all foreign exchange contracts are marked to market and the resulting gains and losses are recorded in the statement of operations in each reporting period. These gains and losses are offset by exchange gains and losses on the U.S. dollar denominated cash, short-term investment securities and accounts receivable, and the Swiss franc denominated accounts receivable. Details of foreign exchange contracts outstanding at December 31, 2001 are described in Note 18.

### Net Income (Loss) Per Common Share

Net income (loss) per common share or basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted income per common share is computed using the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options.

A reconciliation of net income per common share and the weighted average shares used in the earnings per share ("EPS") calculations for fiscal years 2001 and 2000 is as follows:

| (In thousands except per share information) | Net Income (Numerator) | Shares (Denominator) | Net Income Per Common Share |
|---|---|---|---|
| 2001 | | | |
| Basic | $ 122,047 | 67,832 | $ 1.80 |
| Effect of stock options | — | 716 | (0.02) |
| Diluted | $ 122,047 | 68,548 | $ 1.78 |
| 2000 | | | |
| Basic | $ 9,453 | 66,875 | $ 0.14 |
| Effect of stock options | — | 1,864 | — |
| Diluted | $ 9,453 | 68,739 | $ 0.14 |

Reclassification

**Certain comparative figures have been reclassified to conform with the current year's presentation.**

## SHORT-TERM INVESTMENTS IN AXCAN PHARMA INC.

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Axcan Pharma Inc. – Common shares | $ — | $ 5,775 |
| – Series A preferred shares | — | 6,594 |
| | $ — | $ 12,369 |

**The Company's short-term investments in Axcan were acquired as part of the consideration received from the sale of the worldwide rights to Photofrin to Axcan (see Note 14 – Gain on Sale of Photofrin® and Related Rights). The Axcan Series A preferred shares were redeemed on June 8, 2001 by Axcan for an equivalent value of Axcan common shares plus a common share dividend, totaling $7 million in value. As of December 31, 2001 all of the Axcan common shares were sold for net proceeds of $18.1 million, resulting in a gain on sale of $5.3 million.**

## ACCOUNTS RECEIVABLE

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Visudyne® | $ 36,704 | $ 11,950 |
| Contract research and development | 2,131 | 4,764 |
| Diomed, Inc. (Note 5) | 1,935 | 560 |
| Royalties, trade and other | 620 | 2,740 |
| | $ 41,390 | $ 20,014 |

Accounts receivable – Visudyne is due from Novartis Ophthalmics and consists of the Company's 50% share of pre-tax profit on sales of Visudyne, amounts due from sale of bulk Visudyne to Novartis Ophthalmics and reimbursement of specified manufacturing, royalty and other costs. The Company does not maintain an allowance for doubtful accounts.

## INVENTORIES

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Raw materials and supplies | $ 792 | $ 1,888 |
| Work-in-process | 37,327 | 29,143 |
| Finished goods | 23,390 | 11,828 |
| | $ 61,509 | $ 42,859 |

Inventories include finished goods with a cost of $11.6 million (2000 – $4.4 million) which have been shipped to and are held by Novartis Opthalmics under the terms of the development, marketing and distribution agreement described in Note 13(a). These finished goods will be recognized as costs of manufacturing in the period of the related product sale by Novartis Opthalmics to third parties.

## LONG-TERM INVESTMENTS AND ADVANCES

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Kinetek Pharmaceuticals, Inc. | $ 9,736 | $ — |
| Axcan Pharma Inc. | 3,506 | 3,302 |
| Diomed, Inc. | — | 1,223 |
| Other | 1,454 | 943 |
| | $ 14,696 | $ 5,468 |

The long-term investment in Kinetek Pharmaceuticals, Inc. ("Kinetek") represents the amount invested by the Company for 3.14 million Kinetek common shares (see Note 13(c) – Collaborative Arrangements). The long-term receivable from Axcan represents the present value of a $4 million receivable relating to the sale of Photofrin (see Note 14 – Gain on Sale of Photofrin® and Related Rights) which does not bear interest and is due in cash or an equivalent value of common shares on June 8, 2004. The long-term receivable from Diomed, Inc. ("Diomed") in 2000 bears interest at 5%, is due on November 8, 2002 and is payable in cash or an equivalent number of shares at Diomed's option pursuant to a formula (see Note 14 – Gain on Sale of Photofrin® and Related Rights). During the fourth quarter of 2001, this receivable was reclassified to current accounts receivable. Other long-term investments consist principally of long-term employee loans which are non-interest bearing with terms ranging from one to five years and can be forgiven if certain conditions are met.

### PROPERTY AND EQUIPMENT

| (In thousands of Canadian dollars) | Cost | Accumulated Amortization | 2001 Net Book Value | 2000 Net Book Value |
|---|---|---|---|---|
| Buildings | $ 35,103 | $ 2,037 | $ 33,066 | $ 33,532 |
| Office furnishings, fixtures, and other | 6,719 | 2,811 | 3,908 | 3,839 |
| Research equipment | 9,324 | 4,979 | 4,345 | 3,480 |
| Commercial manufacturing equipment | 2,816 | 1,089 | 1,727 | 1,937 |
| Computer hardware and operating system | 13,314 | 4,967 | 8,347 | 9,922 |
| Land | 6,269 | — | 6,269 | 2,536 |
| | $ 73,545 | $ 15,883 | $ 57,662 | $ 55,246 |

### INTANGIBLE ASSETS

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Licenses and rights | $ 17,113 | $ — |
| Less: Accumulated amortization | (1,165) | — |
| | $ 15,948 | $ — |

Licenses and rights consist of: (a) a development option with Kinetek, valued at $1.6 million, to obtain an exclusive license for up to five compounds for certain disease indications (see Note 13(c) – Collaborative Arrangements) and (b) a licensing fee of $15.5 million paid pursuant to a development and license agreement with Xenova Limited ("Xenova") for tariquidar, a Phase II P-gp inhibitor for multi-drug resistance in oncology (see Note 13(b) – Collaborative Arrangements).

### INVESTMENT IN JOINT VENTURE

The following amounts, which represent the Company's proportionate share of the assets, liabilities, revenues and expenditures of NS and QLT Technologies ("NSQ") (see Note 13(d) – Collaborative Arrangements – NS and QLT Technologies Ltd.), are included in these consolidated financial statements:

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Cash | $ 1,113 | $ — |
| Property and equipment | 129 | — |
| Liabilities | 19 | — |
| Revenues | 7 | — |
| Expenses | 27 | — |
| Net loss | (20) | — |
| Cash (used) in operations | (20) | — |
| Cash (used) in investing activities | (129) | — |

## CREDIT FACILITY

On August 8, 2001, the Company entered into a $3.5 million unsecured credit facility agreement with the Royal Bank of Canada. The first segment of the facility is structured as a $1.0 million revolving operating loan which bears interest at the bank's prime rate for Canadian-dollar drawdowns and the U.S. base rate for U.S.-dollar drawdowns. As at December 31, 2001, $4 thousand has been drawn against this portion of the facility and is included in accounts payable. A standby letter of credit in the amount of $2.49 million has been issued under the second segment of the facility. This letter of credit is used to secure a land purchase and bears interest at 0.70% per annum.

## ACCRUED LIABILITIES

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Royalties | $ 2,519 | $ 1,501 |
| Compensation | 3,505 | 3,440 |
| Manufacturing | 1,148 | 370 |
| Clinical trials | 3,025 | — |
| Interest | 739 | — |
| Other | 1,031 | 759 |
| | $ 11,967 | $ 6,070 |

## LONG-TERM DEBT

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Long-term financing facility | $ — | $ 13,645 |
| Less: Current portion | — | 576 |
| | $ — | $ 13,069 |

During 2000, the Company converted $14 million of the Company's construction financing into a long-term financing facility with a major Canadian financial institution bearing interest at 6.93% and maturing on April 3, 2003. In May 2001, the Company elected to repay in full the remaining balance of this long-term financing facility.

## SHARE CAPITAL

### (a) Authorized Shares

**On May 5, 2000, at the Annual General Meeting of the Company, the shareholders passed a Special Resolution to increase the authorized common share capital of the Company from 100,000,000 common shares to 500,000,000 common shares. There were no other changes to the authorized share capital of the Company during the two-year period ended December 31, 2001.**

### (b) Shareholder Protection Rights Plan

**On March 17, 1992, the Company adopted a Shareholder Protection Rights Plan (the "Plan") which was approved by the shareholders of the Company on April 28, 1992, subsequently amended by the Company on March 31, 1997 and re-confirmed by shareholders on May 12, 1997. The Plan, as amended, will remain in effect until March 17, 2002, unless terminated earlier. Under the Plan, as amended, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a take-over bid, other than a bid permitted under the plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle these holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights, and therefore become a Permitted Bid, if it complies with provisions of the Plan or if it is expressly approved by the Board of Directors.**

### (c) Stock Options

**The Company has three incentive stock option plans which are described below. All plans provide for the grant of options to purchase common shares to directors, officers and employees of the Company, or any of its subsidiaries, to provide incentive to develop the growth of the Company. The plans are administered by the Executive Compensation Committee appointed by the Board of Directors (the "Committee"). Under all plans, vesting of stock options is at the discretion of the Committee and during 2001, vesting of stock options for all employees and directors occurred ratably over three years.**

(I) 1995 INCENTIVE STOCK OPTION PLAN ("1995 PLAN") **The 1995 Plan, which provided for the issuance of up to 4,000,000 common shares, was approved by shareholders in May 1995 and the maximum term of any option granted under the 1995 Plan was five years. No option may be granted under the 1995 Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). The Committee may suspend, amend, or terminate the 1995 Plan at any time without notice, provided that no outstanding option is adversely affected thereby. The 1995 Plan automatically terminated on February 10, 1998, but options granted before this date may be exercised until they expire in accordance with their original terms. At December 31, 2001, options to purchase an aggregate total of 469,136 common shares were outstanding under the 1995 Plan and exercisable in the future at prices ranging between $9.28 and $17.13 per common share.**

(II) 1998 INCENTIVE STOCK OPTION PLAN ("1998 PLAN") **The 1998 Plan, which provides for the issuance of up to 5,000,000 common shares, was approved by shareholders in May 1998. The maximum term of any option granted under the 1998 Plan is five years. The exercise price of an option granted is set by the Committee at the time of granting and may not be less than the fair market price of the common shares on the date of the granting. No option may be granted under the 1998 Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). The Committee may suspend, amend, or terminate the 1998 Plan at any time without notice, provided that no outstanding option is adversely affected thereby. The further approval of the Company's shareholders is required only for amendments that increase the number of shares available for issuance under the 1998 Plan, materially increase the benefits accruing to participants, or materially change the class of persons eligible for the granting of options. The 1998 Plan will automatically terminate on February 10, 2003, unless it has previously been terminated by the Committee, but options granted before the termination of the 1998 Plan may be exercised until they expire in accordance with their original terms. At December 31, 2001, options to purchase an aggregate total of 2,801,785 common shares were outstanding under the 1998 Plan and exercisable in the future at prices ranging between $9.28 and $89.50 per common share.**

(III) 2000 INCENTIVE STOCK OPTION PLAN ("2000 PLAN") **The 2000 Plan, which provides for the issuance of up to 5,000,000 common shares, was approved by shareholders on May 5, 2000. The 2000 Plan is to replace the 1995 Plan and the 1998 Plan. A guideline currently set in place by the Committee is for the maximum term of any option granted under the 2000 Plan not to exceed five years, subject to the right of the Committee to extend the term in certain circumstances. The exercise price of an option granted is set by the Committee at the time of granting and may not be less than the fair market price of the common shares on the date of the granting. No option may be granted under the 2000 Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). The Committee may suspend, amend, or terminate the 2000 Plan at any time without notice, provided that no outstanding option is adversely affected thereby. The 2000 Plan will automatically terminate on March 1, 2010, unless it has previously been terminated by the Committee, but options granted before termination of the 2000 Plan may be exercised until they expire in accordance with their original terms. At December 31, 2001, options to purchase an aggregate total of 4,881,475 common shares were outstanding under the 2000 Plan and exercisable in the future at prices ranging between $31.40 and $108.60 per common share.**

Stock option activity with respect to all of the Company's stock option plans is presented below:

| | Number of Shares | Exercise Price Per Share Range |
|---|---|---|
| Outstanding at January 1, 2000 | 4,788,465 | $ 4.50 - 60.00 |
| Granted | 2,889,989 | 43.95 - 108.60 |
| Exercised | (2,108,634) | 4.50 - 108.60 |
| Cancelled | (76,513) | 4.88 - 108.60 |
| Outstanding at December 31, 2000 | 5,493,307 | 4.56 - 108.60 |
| Granted | 3,381,707 | 31.40 - 108.60 |
| Exercised | (290,972) | 6.75 - 48.88 |
| Cancelled | (431,646) | 4.56 - 108.60 |
| Outstanding at December 31, 2001 | 8,152,396 | $ 9.28 - 108.60 |

The weighted average exercise price of outstanding options as at December 31, 2001 and December 31, 2000 are $53.37 and $62.64, respectively.

Additional information relating to stock options outstanding as of December 31, 2001 is presented below:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Price Range | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | Number of Shares | Weighted Average Exercise Price |
| Under $25.00 | 932,820 | $ 12.44 | 1.07 | 930,920 | $ 12.45 |
| $25.00 - $37.50 | 2,355,932 | 32.64 | 3.94 | 762,325 | 30.94 |
| $37.51 - $50.00 | 2,552,529 | 42.27 | 3.72 | 1,223,738 | 44.62 |
| Over $50.00 | 2,311,115 | 103.30 | 3.36 | 1,656,652 | 103.38 |
| | 8,152,396 | | | 4,573,535 | |

The number of options issued and outstanding under all plans at any time is limited to 15% of the number of issued and outstanding common shares of the Company. As of December 31, 2001 the number of options issued and outstanding under all plans was less than 12% of the issued and outstanding common shares.

(d) Conversion of Series D First Preference Shares

**The Company received notice from Sanofi-Synthelabo Inc. ("Sanofi") in 2000 of the exercise of its right to convert its holding of 368,069 Series D first preference shares, having a carrying value of $6.85 million, into common shares of the Company. As a result of this notice of conversion, the Company issued 736,138 common shares to Sanofi on January 14, 2000, representing approximately one percent of the Company's issued and outstanding common shares at that time.**

## COLLABORATIVE ARRANGEMENTS

(a) Novartis Ophthalmics

**On February 6, 1995, the Company signed an agreement with Novartis Ophthalmics to pursue worldwide joint development and commercialization of photodynamic therapy products, including Visudyne and Zinc Phthalocyanine ("ZnPc"), as potential treatments for certain eye diseases. Under the terms of that agreement, the Company is responsible for 40% to 50% of research and development ("R&D") costs for Visudyne and Novartis Ophthalmics is responsible for the remaining 50% to 60%. The Company and Novartis Ophthalmics will share equally the R&D costs for ZnPc. The Company and Novartis Ophthalmics reconcile joint R&D costs on a quarterly basis and when it results in funding payments to the Company, the Company records such non-refundable amounts as Contract research and development revenue. As of December 31, 2001, the Company has earned $41.8 million of research and development funding, of which $6.0 million was recorded as Contract research and development revenue during 2001 (2000 – $7.7 million). The Company and Novartis Ophthalmics do not have an active development program for ZnPc for ophthalmology.**

**Furthermore, under the terms of the Company's development, marketing and distribution agreement with Novartis Ophthalmics, the Company is responsible for and controls Visudyne manufacturing and product supply and Novartis Ophthalmics is responsible for and controls sales, marketing and distribution. The Company and Novartis Ophthalmics share equally the profits realized on revenues from product sales after deductions for marketing costs and manufacturing costs (including third party royalties). Market and business development costs represent the Company's equal share of initial costs associated with planning and initiation of an Expanded Access ("EA") Program for Visudyne therapy, net of EA pre-commercial revenue realized, and marketing and pre-launch costs incurred up to March 31, 2000.**

**Effective April 1, 2000, the Company commenced recording its share of Visudyne sales revenue due to the commercial launch of Visudyne in major markets.**

**On July 23, 2001, the Company and Novartis Opthalmics entered into an agreement to expand their alliance further to co-develop photodynamic therapy with verteporfin to treat skin cancer and other dermatological conditions. Novartis Opthalmics will fund future development costs of verteporfin in non-melanoma skin cancer up to $15 million. Profits and development costs incurred beyond $15 million will be shared equally between the Company and Novartis Opthalmics.**

The Company's revenue from sales of Visudyne was determined as follows:

| (In thousands of Canadian dollars) | 2001 | 2000[1] |
|---|---|---|
| Visudyne® product sales by Novartis Ophthalmics | $ 346,274 | $ 141,666 |
| Less: Manufacturing and other costs | (28,023) | (11,644) |
| Less: Sales, marketing and distribution costs | (135,525) | (81,107) |
| Net operating income from Visudyne® sales | $ 182,726 | $ 48,915 |
| The Company's 50% share | $ 91,363 | $ 24,458 |
| Add: Manufacturing and other reimbursements | 32,117 | 12,966 |
| Revenue from Visudyne® | $ 123,480 | $ 37,424 |

[1] Revenue from sales of Visudyne® in 2000 consisted of revenue for the period from commercialization, April 1, 2000, to December 31, 2000.

For the year ended December 31, 2001, approximately 63% (2000 – 66%) of total Visudyne sales were in the United States, with Europe and other markets responsible for the remaining 37% (2000 – 34%).

(b) Xenova Limited

On August 13, 2001, the Company entered into an exclusive development and license agreement with Xenova Limited ("Xenova") to assume responsibility for the continued development of tariquidar, a Phase II P-gp inhibitor for multi-drug resistance in oncology, and to obtain manufacturing and marketing rights for North America. The Company paid an initial licensing fee of U.S. $10 million and will pay future milestone payments up to a maximum of U.S. $50 million. Furthermore, the Company is obligated to spend up to U.S. $45 million on specified initial development expenditures and Xenova has agreed to contribute up to U.S. $2 million towards the cost of such expenditures in four semi-annual installments, with the first due in February 2002. Upon commercialization, the Company will pay a royalty to Xenova in the range of 15% – 22% based on the level of North American sales.

(c) Kinetek Pharmaceuticals, Inc.

On June 7, 2001 the Company entered into a long-term research, development and license agreement with Kinetek Pharmaceuticals, Inc. ("Kinetek") to develop signal transduction inhibitors for the treatment of ocular, immune system and renal diseases. The transaction included an equity investment by the Company valued at $9.4 million for 3.14 million Kinetek common shares and an option, recorded as an intangible asset and valued at $1.6 million, to obtain an exclusive license for up to five compounds for the treatment of ocular, immune system and renal diseases. Under the terms of the option, the Company will have the right to take over the clinical development and commercialization of each compound at a specified stage of development in exchange for milestone payments up to a maximum of US$59.5 million for all five compounds, royalties and equity investments in Kinetek. Under the terms of the agreement, the Company shall create, reserve and maintain an internal convertible loan facility ("Convertible Loan Facility") of up to $5 million, from which it shall advance funds to Kinetek required to fulfill its obligations under the research program and from which Kinetek may draw funds, at $0.5 million per request. Upon meeting certain conditions by Kinetek, the Convertible Loan Facility shall be made available by the Company from January 1, 2002 to June 7, 2004 at an interest rate equal to 12% in excess of the Royal Bank of Canada's prime lending rate, compounding quarterly. The Convertible Loan Facility may be repaid by Kinetek at any time without notice within three years from the date the principal was drawn down, at Kinetek's option, either in common shares or in cash.

(d) NS and QLT Technologies Ltd.

**On September 10, 2001, the Company entered into an agreement with Nippon Fine Chemicals ("NFC") of Japan to form NS & QLT Technologies Ltd. ("NSQ"), a Canadian corporation, to develop and operate a North American Presome plant, to be located in Edmonton, Alberta, for the purpose of securing a secondary supply chain for verteporfin Presome which is a key intermediate compound in the manufacture of Visudyne. Under the terms of the agreement, the common shares of NSQ are owned 50% by the Company and 50% by NFC, based on equal cash contributions by each party. An initial investment of $1.25 million by each party was made in September 2001 and the parties are obligated to contribute an additional $3.25 million by February 15, 2002 and $1.25 million by February 15, 2003 or at such later dates as mutually agreed between the parties. Any additional capital contributions to be determined by mutual agreement between the Company and NFC. During the 90 days immediately following the receipt of the last of the regulatory approvals required for the plant, NFC will have the option of acquiring 35% of QLT's share of NSQ for consideration equal to QLT's base cost plus interest at 6.5% calculated according to a specified formula. Once NSQ begins commercial operations, it is anticipated that each partner's share of after-tax profits will be returned annually via cash dividends declared on the common shares.**

(e) Sanofi-Synthelabo Inc.

**On January 9, 1996, the Company entered into an agreement with Sanofi Pharmaceuticals, Inc., a predecessor company of Sanofi, granting to Sanofi the exclusive marketing rights of the Company's products for cancerous and precancerous conditions in the United States and the Caribbean.**

**On June 8, 2000, the Company re-acquired the exclusive Photofrin marketing and distribution rights in the U.S. and Caribbean from Sanofi on the basis described in Note 14. The rights re-acquired from Sanofi were included in the rights sold to Axcan (see Note 14 – Gain on Sale of Photofrin® and Related Rights).**

(f) Medtronic AVE, Inc.

**On April 30, 1998, the Company entered into a strategic alliance with C.R. Bard Inc., now Medtronic AVE, Inc. ("Medtronic AVE"), to develop a therapeutic system and procedure for the reduction of arterial restenosis utilizing localized delivery of photodynamic therapy administered during angioplasty procedures. During the third quarter of 2001, the Company and Medtronic AVE agreed to terminate this agreement.**

GAIN ON SALE OF PHOTOFRIN® AND RELATED RIGHTS

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Gain on sale of Photofrin® rights | $ — | $ 15,673 |
| Gain on sale of Optiguide® Fiber Optics rights | — | 1,112 |
| | $ — | $ 16,785 |

On June 8, 2000, the Company finalized the sale of the worldwide rights to Photofrin to Axcan. Under the terms of the sale, the Company transferred to Axcan the worldwide development, manufacturing and marketing rights to Photofrin in exchange for consideration consisting of the following:

| (all tabular amounts in thousands of Canadian dollars) | |
|---|---|
| Cash | $ 2,500 |
| Axcan preferred shares with a redemption value of $13.5 million redeemable within 12 months in cash or shares of Axcan and valued based on a discount for one year at a rate of 5.88% | 12,750 |
| 1,283,333 Axcan common shares valued at the market trading price on the date of sale | 11,550 |
| Deferred payment of $4 million due in cash or Axcan shares on the earlier of the date of a specified regulatory approval and June 9, 2004, discounted for four years at a rate of 5.88% | 3,183 |

The Company also recorded as a component of the gain the remaining unrecognized deferred revenue relating to the Photofrin rights in the amount of $5.8 million. In addition, the Company is entitled to future milestone payments of up to $15 million, payable in cash or Axcan preferred shares, based on specified future events.

Concurrent with the sale of Photofrin to Axcan, the Company terminated its agreement with Ligand Pharmaceuticals Inc., the Company's marketing and distribution partner in Canada, and assigned to Axcan its Japanese royalty rights under its agreement with Wyeth-Ayerst. Also, the Company re-acquired the exclusive Photofrin marketing and distribution rights in the U.S. and Caribbean from Sanofi in exchange for $0.9 million in cash, 641,667 common shares of Axcan valued at $5.8 million, preferred shares of Axcan with a value of $6.4 million and the right to receive up to $10 million in future milestone payments from Axcan. The rights re-acquired from Sanofi were included in the rights sold to Axcan. At closing, Axcan assumed responsibility for the marketing efforts for Photofrin and future costs and obligations relating to the Photofrin business, including obligations to Johnson & Johnson.

On June 8, 2001, Axcan redeemed the preferred shares listed above with Axcan common shares of equivalent value plus a common share dividend, totalling $7 million in value. As at December 31, 2001, all of the Axcan common shares acquired as part of the consideration received from the sale of Photofrin rights were sold for net proceeds of $18.1 million.

On November 8, 2000, the Company finalized the sale of its Optiguide Fiber Optics business to Diomed. Under the terms of the sale, the Company transferred to Diomed its rights to commercialize Optiguide Fiber Optics in exchange for an initial cash payment of U.S.$25,000, a U.S.$339,336 short-term receivable due within six months after closing, and a U.S.$810,000 long-term receivable which bears interest at 5% and is due two years after closing and payable in cash or an equivalent number of shares at Diomed's option pursuant to a formula.

## INVESTMENT AND OTHER INCOME

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Interest income | $ 11,922 | $ 16,687 |
| Net foreign currency gains | 5,860 | 6,782 |
| Miscellaneous other income | 429 | 1,572 |
| | $ 18,211 | $ 25,040 |

The Company's interest income and net foreign currency gains were primarily generated by the Company's cash and short-term investment securities. The Company is exposed to market risk related to changes in interest and foreign currency exchange rates.

## RESEARCH AND DEVELOPMENT EXPENSE

Investment tax credits of approximately $2.8 million for the year ended December 31, 2001 have been applied as a reduction of research and development expenditures in the consolidated statement of operations. Prior years' investment tax credits of approximately $7.1 million are disclosed separately in the consolidated statement of operations and represent the tax benefit expected to be received in the future, from investment tax credits relating to research and development expenditures in prior years, which the Company has concluded are now more likely than not to be realized.

## INCOME TAXES

The components of the Net benefit of taxes are as follows:

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Current year provision for (recovery of) income taxes | $ 31,178 | $ 3,582 |
| (Reduction of) increase in valuation allowance | (81,986) | (3,582) |
| Net benefit of taxes | $ (50,808) | $ — |

Differences between the statutory rate applicable to the Company and the Company's effective income tax rate applied to the earnings consist of the following:

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Net earnings (loss) before income taxes | $ 71,239 | $ 9,453 |
| Canadian basic statutory tax rate | 44.62 % | 45.62 % |
| Expected income tax provision (recovery) | $ 31,787 | $ 4,312 |
| (Reduction of) increase in valuation allowance | (81,986) | (3,582) |
| Permanent differences and other | (609) | (730) |
| Net benefit of taxes | $ (50,808) | $ — |

The tax effects of temporary differences that give rise to significant components of the future tax assets and future tax liabilities are presented below:

| (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Non-capital loss carry forwards | $ 27,664 | $ 54,554 |
| Research and development expenditures | 25,775 | 30,044 |
| Other temporary differences | 8,152 | 4,524 |
| Total gross future tax assets | $ 61,591 | $ 89,122 |
| Less: valuation allowance | — | (89,122) |
| Net future tax assets | $ 61,591 | $ — |
| Total gross future tax liabilities | (885) | — |
| Net tax assets | $ 60,706 | $ — |
| Less: current portion | (30,111) | — |
| Net long-term portion of future income tax assets | $ 30,595 | $ — |

As at December 31, 2001, the Company has $68.2 million of research and development expenditures available for tax purposes which have no expiration date.The Company also has, at a minimum, non-capital loss carry forward balances for Canadian income tax purposes of $69.8 million that are available to offset future taxable income, if any, and expiring at various dates through to the year 2006.The future tax benefit of these expenditures and non-capital losses is ultimately subject to final determination by taxation authorities.

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to expiration of any loss carry forward balances for tax purposes. As at December 31, 2001, the Company's stage of development and operations suggests that it is more likely than not that the benefit of these tax assets will be realized and accordingly, the valuation allowance that had previously been recognized at December 31, 2000 against the net future tax asset has been removed.

## FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

As at December 31, 2001 and 2000, the carrying amounts for the Company's Cash and cash equivalents, Short-term investment securities, Short-term investments in Axcan Pharma Inc., Accounts receivable, Accounts payable and Accrued liabilities approximated fair value due to the short-term maturity of these financial instruments. With respect to Accounts receivable, Visudyne revenue and contract research and development receivables comprise the aggregate amounts owing from the Company's co-development partner, Novartis Ophthalmics, as at December 31, 2001 and December 31, 2000. Short-term investments in Axcan Pharma Inc. at December 31, 2000 comprises the Company's investment in the common and preferred shares of Axcan. Long-term investments and advances comprises the equity investment by the Company in Kinetek common shares, the long-term receivable from Axcan relating to the sale of Photofrin and the long-term receivable from Diomed (see Note 14 – Gain on Sale of Photofrin® and Related Rights).

The Company purchases goods and services in both Canadian and U.S. dollars and earns most of its revenues in U.S. dollars and Swiss francs. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. The Company also enters into foreign exchange contracts to manage exposure to currency rate fluctuations related to its U.S. dollar denominated cash, short-term investment securities and accounts receivable and Swiss franc denominated accounts receivable. At December 31, 2001, the Company has outstanding forward foreign currency contracts as noted below. The net unrealized loss as at December 31, 2001 was approximately $0.1 million.

| | Maturity Period (to the year) | Quantity (millions) | Average Price |
|---|---|---|---|
| U.S. dollar option-dated forward contracts | 2002 | U.S. $4.00 | 1.5686 per U.S.$ |
| Swiss franc option-dated forward contracts | 2002 | CHF 3.00 | 0.9520 per CHF |

## COMMITMENTS

During 1999, the Company entered into an operating lease, which will expire in 2002, for additional office space near its new facility. On September 1, 2001, the Company surrendered its previously occupied office and laboratory space. The Company has also entered into operating leases for office equipment. The minimum future rental commitments for the leases which are outstanding at year end aggregate $960,358 payable over the next five years as follows:

| Year ending December 31, | $ |
|---|---|
| 2002 | 316,509 |
| 2003 | 171,693 |
| 2004 | 171,693 |
| 2005 | 171,693 |
| 2006 | 128,770 |

The Company is also responsible for its proportionate share of operating costs under the premise leases. During the year ended December 31, 2001, lease payments for office premises were $0.4 million (2000 – $1.2 million).

## DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

**The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the Company, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:**

### (1) EFFECT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS

| Year Ended December 31, (In thousands of Canadian dollars except per share information) | 2001 | 2000 |
|---|---|---|
| Net income (loss) under Canadian GAAP | $ 122,047 | $ 9,453 |
| Adjustment for intrinsic value of employee stock options amended as part of severance arrangements (a) | (4) | (1,942) |
| Adjustment for development option expensed (b) | (1,571) | — |
| Adjustment for development and marketing rights expensed (c) | (14,377) | — |
| Adjustment to record increase in future tax asset relating to intangible assets expensed per U.S. GAAP (b)(c) | 6,060 | — |
| Net income (loss) under U.S. GAAP before cumulative effect of change in accounting policy | $ 112,155 | $ 7,511 |
| Cumulative effect of change in accounting policy (d) | — | (671) |
| Net income (loss) per U.S. GAAP | $ 112,155 | $ 6,840 |
| Basic net income (loss) per share per U.S. GAAP: | | |
| Before change in accounting policy | $ 1.65 | $ 0.11 |
| Change in accounting policy | — | (0.01) |
| Basic net income (loss) per share under U.S. GAAP | $ 1.65 | $ 0.10 |
| Diluted net income (loss) per share per U.S. GAAP: | | |
| Before change in accounting policy | $ 1.64 | $ 0.11 |
| Change in accounting policy | — | (0.01) |
| Diluted net income (loss) per share per U.S. GAAP: | $ 1.64 | $ 0.10 |

(II) EFFECT ON SELECTED ITEMS ON THE CONSOLIDATED BALANCE SHEETS

| December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Total assets under Canadian GAAP | $ 516,311 | $ 386,000 |
| Adjustment for market value of available for sale securities (e) | — | 4,331 |
| Reduction for intangible assets expensed (b)(c) | (15,948) | — |
| Increase to recognize future tax asset relating to intangible assets expensed (b)(c) | 6,060 | — |
| Total assets under U.S. GAAP | $ 506,423 | $ 390,331 |
| Total liabilities under Canadian and U.S. GAAP | $ 40,209 | $ 36,478 |
| Total shareholders' equity under Canadian GAAP | $ 476,102 | $ 349,522 |
| Reduction for intangible assets expensed (b)(c) | (15,948) | — |
| Increase to recognize future tax asset relating to intangible assets expensed (b)(c) | 6,060 | — |
| Accumulated other comprehensive income (e) | — | 4,331 |
| Total shareholders' equity under U.S. GAAP | $ 466,214 | $ 353,853 |

(III) EFFECT ON SELECTED ITEMS ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year ended December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Cash provided by (used in) operating activities under Canadian GAAP | $ 34,521 | $ (46,648) |
| Adjustment for development option expensed (b) | (1,571) | — |
| Adjustment for development and marketing rights expensed (c) | (15,542) | — |
| Cash provided by (used in) operating activities under U.S. GAAP | $ 17,408 | $ (46,648) |
| Cash (used in) provided by investing activities under Canadian GAAP | $(152,891) | $ 124,424 |
| Adjustment for development option expensed (b) | 1,571 | — |
| Adjustment for development and marketing rights expenses (c) | 15,542 | — |
| Cash (used in) provided by investing activities under U.S. GAAP | $(135,778) | $ 124,424 |

(a) ACCELERATION OF STOCK OPTION VESTING PROVISIONS IN CONNECTION WITH EMPLOYEE TERMINATIONS

During the second quarter of 2000 and the second quarter of 2001, the Company accelerated the vesting provisions of employee stock options for certain employees as part of their severance arrangements. As these options would have expired unvested in the absence of this acceleration, under U.S. GAAP the Company would have recorded a compensation expense (offset by additional paid-in capital) equal to the intrinsic value of the options on the date of acceleration. The intrinsic value is calculated as the excess of the trading price of the Company's common shares over the exercise price of the options at the date of acceleration.

(b) DEVELOPMENT OPTION

In June 2001 the Company acquired an option to enter into a collaborative arrangement with Kinetek for up to five compounds whereby the Company would take over clinical development and commercialization in exchange for milestone payments, royalties and equity investments in Kinetek (Notes 5 and 13(c)). Under Canadian GAAP this option is capitalized at its estimated value of $1.6 million. Under U.S. GAAP this option is considered a right to unproven technology which may not have alternate future uses and therefore, has been expensed as research and development costs. In addition, the future tax asset resulting from expensing this option has been recorded as an increase in the benefit of tax assets not previously recognized under U.S. GAAP.

(c) DEVELOPMENT AND MARKETING RIGHTS

In August 2001, the Company acquired exclusive development and marketing rights from Xenova for tariquidar, a Phase II P-gp inhibitor for multi-drug resistance in oncology, in exchange for an initial licensing fee of U.S. $10 million and future milestone payments and royalties. Under Canadian GAAP, the rights are capitalized at a value of $15.5 million and are being amortized over the expected period to commercialization of five years. Under U.S. GAAP, the rights are considered rights to unproven technology which may not have alternate future uses and therefore, have been expensed as research and development costs. In addition, the future tax asset resulting from expensing these rights has been recorded as an increase in the benefit of tax assets not previously recognized under U.S. GAAP.

(d) CHANGE IN ACCOUNTING POLICY

During the fourth quarter of 2000, the Company changed its accounting policy for recognizing milestone revenue on collaborative arrangements to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 ("SAB 101") "Revenue Recognition in Financial Statements", which was released by the Securities and Exchange Commission ("SEC") on December 3, 1999.

Under Canadian GAAP the effect of this change in accounting policy is recorded on a retroactive basis as an adjustment to prior years' reported losses. Under U.S. GAAP the cumulative effect of the change is recorded as an adjustment to net income for the year ended December 31, 2000.

(e) ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, the Company would classify its Short-term investment securities as held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the Consolidated Statements of Operations as the gains and losses are unlikely to be realized due to the Company's intent to hold the underlying securities to maturity.

As for the Company's Short-term investments in Axcan Pharma Inc., SFAS No. 115 requires available-for-sale securities to be marked to market with unrealized holding gains or losses being accounted for in other comprehensive income. Accordingly, the reported carrying value of the Company's Short-term investments in Axcan Pharma Inc. as at December 31, 2000 would be increased by $4.3 million with a corresponding increase in accumulated other comprehensive income. During 2001, the Company disposed of its Short-term investments in Axcan Pharma Inc. and as a result reduced the accumulated other comprehensive income by $4.3 million. SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

| Year ended December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Net income under U.S. GAAP | $ 112,155 | $ 6,840 |
| Other comprehensive income adjustment to unrealized gains on "available for sale" securities | 928 | 4,331 |
| Reclassification adjustment for gains included in net income | (5,259) | — |
| Comprehensive net income under U.S. GAAP | $ 107,824 | $ 11,171 |

(f) ACCOUNTING FOR STOCK BASED COMPENSATION

Under U.S. GAAP, the Company's stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the Company makes pro forma disclosures of operating results as if it had adopted the fair value method under SFAS No. 123, "Accounting for Stock Based Compensation". Canadian GAAP does not require recognition nor disclosure of the fair value of stock based compensation costs in the financial statements. The following pro forma financial information presents the net income (loss) and basic income (loss) per common share had the Company recognized stock based compensation in accordance with SFAS No. 123:

| Year ended December 31, (In thousands of Canadian dollars except per share information) | 2001 | 2000 |
|---|---|---|
| Net income (loss) under U.S. GAAP before change in accounting policy | | |
| As reported | $ 112,155 | $ 7,511 |
| Pro forma | $ 72,419 | $ (56,456) |
| Basic net income (loss) per common share under U.S. GAAP before change in accounting policy | | |
| As reported | $ 1.65 | $ 0.11 |
| Pro forma | $ 1.07 | $ (0.84) |
| Diluted net income (loss) per share per U.S. GAAP before change in accounting policy | | |
| As reported | $ 1.64 | $ 0.11 |
| Pro forma | $ 1.06 | $ (0.84) |

The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

The weighted average fair value of stock options granted in 2001 was $18.16 whereas the 2000 options were valued at $37.63. The Company used the Black-Scholes option pricing model to estimate the value of the options at each grant date, under the following weighted average assumptions:

| | 2001 | 2000 |
|---|---|---|
| Dividend Yield | — | — |
| Annualized Volatility | 81.1% | 57.0% |
| Risk-free Interest Rate | 4.8% | 6.1% |
| Expected Life (Years) | 2.5 | 2.5 |

(g) JOINTLY CONTROLLED INVESTEE

Under Canadian GAAP, the Company consolidates its 50% share of the assets and liabilities of the joint venture described in Note 8 using the proportionate consolidation method. Under U.S. GAAP, proportionate consolidation is not permitted for the joint venture and the equity method of accounting must be followed. However, as permitted by the United States Securities and Exchange Commission, the effect of this difference in accounting principles is not reflected in the consolidated financial statements restated for U.S. GAAP. Additional information regarding the Company's interest in this joint venture is presented in Note 8 to the consolidated financial statements.

(h) ACCOUNTING FOR INCOME TAXES

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. At December 31, 2001 this difference between Canadian and U.S. GAAP had no material impact on the consolidated financial position or results of operations of the Company.

(i) RECENT PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, re-assessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS No. 142 on its consolidated financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company has not determined the impact, if any, the adoption of this statement will have on its consolidated financial position or results of operations.

## SEGMENTED INFORMATION

The Company is a bio-pharmaceutical corporation engaged in the development and commercialization of proprietary pharmaceutical products for the treatment of ocular, oncology, immunological and other diseases. The Company is a pioneer in the field of photodynamic therapy ("PDT"), a field of medicine that uses photosensitizers (light-activated drugs) in the treatment of disease, and is now developing non-PDT products.

Details of revenues and property and equipment by geographic segments are as follows:

Revenues[1]

| Year ended December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Canada | $ 3,884 | $ 3,772 |
| United States | 95,116 | 38,845 |
| Europe | 29,661 | 8,618 |
| Other | 809 | (2,014) |
| | $ 129,470 | $ 49,221 |

Property and equipment

| December 31, (In thousands of Canadian dollars) | 2001 | 2000 |
|---|---|---|
| Canada | $ 56,482 | $ 53,885 |
| United States | 1,180 | 1,361 |
| | $ 57,662 | $ 55,246 |

[1] Revenues are attributable to a geographic segment based on location of the customer for revenue from Visudyne and royalties on product sales, and location of the head office of the collaborative partner in the case of revenues from contract research and development and collaborative arrangements.

CONTINGENCIES

(a) On April 24, 2000, Massachusetts Eye and Ear Infirmary ("MEEI") filed a civil suit against the Company in the United States District Court for the District of Massachusetts seeking to establish exclusive rights for MEEI as the owner of certain inventions relating to the use of verteporfin as the photoactive agent in the treatment of certain eye diseases including Age-Related Macular Degeneration ("AMD"). The lawsuit (Civil Action No. 00-10783-JLT) relates, in part, to an ongoing dispute involving U.S. Patent No. 5,798,349 (the " '349 Patent") which was issued on August 25, 1998 to the Company, MEEI and Massachusetts General Hospital ("MGH") as co-owners. The complaint alleges breach of contract, misappropriation of trade secrets, conversion, misrepresentation, unjust enrichment, unfair trade practices and related claims and asks that the Court: (i) declare MEEI the owner of certain inventions claimed in the '349 Patent; (ii) enjoin the Company from infringement of those claims or any action that would diminish the validity or value of such claims; (iii) declare that the Company breached an agreement with MEEI to share equitably in any proceeds derived as a result of collaboration leading to the '349 Patent; (iv) impose a constructive trust upon the Company for any benefit that the Company has or will derive as a result of the '349 Patent; and (v) award MEEI monetary relief for misappropriation of trade secrets in an amount equal to the greater of MEEI's damages or the Company's profits from any such misappropriation, and double or treble damages under Massachusetts law.

On June 30, 2000, the Company served an answer and counterclaim denying the material allegations of the complaint and asserting claims against MEEI and two employees of MEEI. The Company's counterclaim seeks: (i) to correct inventorship on the '349 Patent by adding an additional MGH researcher as a joint inventor; (ii) a declaration that the Company and MGH are joint owners of the '349 Patent; (iii) a determination that MEEI is liable to the Company for conversion and unfair trade practices under Massachusetts law; (iv) an injunction to prohibit MEEI from prosecuting any patent application claiming subject matter already claimed in the '349 Patent; and (v) an award of damages and attorneys' fees. MEEI served a reply to the Company's counterclaim on September 5, 2000.

On May 1, 2001, the United States Patent Office issued United States Patent No. 6,225,303 (the "'303 Patent") to MEEI. The '303 Patent is derived from the same patent family as the '349 Patent and claims a method of treating unwanted choroidal neovascularature in a shortened treatment time using verteporfin. The patent application which led to the issuance of the '303 patent was filed and prosecuted by attorneys for MEEI and, in contrast to the '349 patent, named only MEEI researchers as inventors.

The same day the '303 patent was issued, MEEI commenced a new civil suit against the Company and Novartis Ophthalmics, Inc. alleging infringement of the '303 Patent (Civil Action No. 01-10747-EFH). The suit seeks damages and injunctive relief. On August 15, 2001, the Company served an answer to the complaint, denying its material allegations and raising a number of affirmative defences. Subsequently, the Company amended its answer to assert counterclaims against MEEI and the two MEEI researchers who are named as inventors on the '303 patent. The Company's counterclaim seeks to correct inventorship of the '303 patent by adding QLT and MGH researchers as joint inventors and asks the court to declare that QLT and MGH are co-owners of the '303 patent. The counterclaim also requests a declaration that QLT does not infringe, induce infringement, or contribute to infringement of the '303 patent, asserting, among other reasons, QLT and MGH are rightful co-owners of the patent and QLT has a license from MGH of MGH's co-ownership rights under the patent. In addition, the counterclaim seeks a declaratory judgement that the '303 patent is invalid and unenforceable. Finally, the Company's counterclaim seeks an award of monetary damages for breach of material transfer agreements governing MEEI's use of verteporfin, based upon MEEI's failure to notify QLT of MEEI's intent to file the patent application that led to the issuance of the '303 patent to MEEI.

In November 2001, MGH sought and was granted leave to intervene in the action to protect its rights in the '303 patent. MGH's complaint in intervention, like QLT's counterclaim, asks the court to correct inventorship of the '303 patent by adding QLT and MGH researchers as joint inventors of the inventions claimed in the patent and by declaring that MGH is a joint owner of those inventions.

No trial has been scheduled in either pending action, and none is expected until the latter half of 2002 at the earliest.

The Company believes MEEI's claims in the two cases are without merit and intends to vigorously defend against such actions and pursue its counterclaims. The outcome of this dispute is not presently determinable or estimatable and there can be no assurance that the matter will be resolved in favour of the Company. If the lawsuits are not resolved in the Company's favour, the Company may be obliged to pay additional royalties or other reasonable compensation for access to the inventions claimed in the patents named in the suit.

(b) In January and February, 2001, seven proposed securities class actions were filed in the United States District Court for the Southern District of New York on behalf of purchasers of the Company's common shares between August 1, 2000 and December 14, 2000. On May 3, 2001, the court ordered consolidation of the seven actions.

**The complaints name as defendants the Company; Julia Levy, former President and Chief Executive Officer and a current Director of the Company; and Kenneth Galbraith, the Company's former Executive Vice President, Chief Financial Officer and Corporate Secretary. The defendants are charged with violating Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.**

**The plaintiffs allege that on December 14, 2000, the Company announced that it expected to miss its Visudyne sales estimates for the fourth-quarter 2000, and that in response, the Company's common share price dropped approximately 31%. The plaintiffs claim that the Company's December 14, 2000 statements contradicted prior information issued by the defendants concerning the demand for Visudyne and the Company's prospects. The plaintiffs allege that the defendants overstated the demand for Visudyne, did not properly disclose reimbursement issues relating to Visudyne and that the defendants had no basis in the months preceding the December announcement for their projections of fourth-quarter sales. The plaintiffs further allege that the intent of the individual defendants to mislead investors can be inferred from their sale of a substantial amount of the Company's common shares during the months of August and September 2000. The plaintiffs seek injunctive relief, fees and expenses and compensatory damages in an unspecified amount.**

**The Company believes that the plaintiffs' claims are without merit and intends to vigorously defend against such actions. However, the outcome of this claim is not presently determinable or estimatable and there can be no assurance that the matter will be resolve in favour of the Company and the other defendants. If the lawsuit is not resolved in the Company's favour, there can be no guarantee that the Company's insurance will be sufficient to pay for the damages awarded to the plaintiffs.**

**The effect of a negative judgement or likely loss with respect to one or both of the above-mentioned claims, if any, will be recorded in the period it becomes determinable.**

## ANNUAL FINANCIAL DATA

**Set forth below is selected consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 2001, derived from the consolidated financial statements of the Company, prepared under Canadian generally accepted accounting principles, that have been audited by Deloitte & Touche LLP. The information below is not necessarily indicative of the results of future operations and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto.**

| Year ended December 31, (In thousands of Canadian dollars except per share information) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Consolidated Statements of Operations Data | | | | | |
| **Total revenues** | $ 129,470 | $ 49,221 | $ 26,681 | $ 12,482 | $ 5,221 |
| **Research and development costs** | 47,058 | 48,839 | 48,139 | 34,094 | 22,977 |
| **Net income (loss)** | 122,047 | 9,453 | (33,336) | (23,797) | (19,198) |
| **Net income (loss) per common share** | 1.80 | 0.14 | (0.54) | (0.45) | (0.37) |
| Consolidated Balance Sheet Data | | | | | |
| **Cash, cash equivalents and short-term investment securities** | $ 260,380 | $ 248,063 | $ 257,333 | $ 78,245 | $ 89,788 |
| **Working capital** | 357,201 | 301,877 | 260,840 | 85,187 | 87,941 |
| **Total assets** | 516,311 | 385,765 | 321,765 | 103,223 | 101,223 |
| **Preferred shares** | — | — | 6,850 | 6,850 | 6,850 |
| **Shareholders' equity** | 476,102 | 349,522 | 288,652 | 83,337 | 82,833 |

## QUARTERLY FINANCIAL DATA

**Set forth below is selected unaudited consolidated financial data for the fiscal quarters of 2001 and 2000:**

| Three Months Ended<br>(In thousands of Canadian dollars except per share information) | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| 2001 | | | | |
| Total revenues | $ 22,729 | $ 31,471 | $ 31,202 | $ 44,068 |
| Research and development costs | 7,644 | 13,462 | 16,047 | 9,905 |
| Net income | 12,650 | 6,605 | 11,648 | 91,144 |
| Net income per common share | 0.19 | 0.10 | 0.17 | 1.34 |
| 2000 | | | | |
| Total revenues | $ 2,119 | $ 10,385 | $ 15,448 | $ 21,269 |
| Research and development costs | 9,582 | 13,246 | 10,278 | 15,733 |
| Net income (loss) | (12,522) | 14,207 | 4,251 | 3,517 |
| Net income (loss) per common share | (0.19) | 0.21 | 0.06 | 0.05 |

## STOCK MARKET INFORMATION

**The common shares of the Company trade in Canada on The Toronto Stock Exchange under the symbol "QLT" and are quoted in the United States on The Nasdaq Stock Market under the symbol "QLTI". The Company has not paid cash dividends on its common shares since its inception and does not anticipate doing so in the foreseeable future. The Company intends to retain future earnings, if any, and capital for use in the expansion of its business. The following table sets forth, for the periods indicated, the high and low closing sales prices and trading volume of the common shares, as reported by The Toronto Stock Exchange and The Nasdaq Stock Market.**

| | The Toronto Stock Exchange | | | The Nasdaq Stock Market | | |
|---|---|---|---|---|---|---|
| | High ($ Cdn.) | Low ($ Cdn.) | Volume | High ($ U.S.) | Low ($ U.S.) | Volume |
| 2001 | | | | | | |
| Q4 | $ 41.23 | $ 23.50 | 24,960,389 | $ 25.82 | $ 14.97 | 44,788,638 |
| Q3 | 35.98 | 24.44 | 12,306,716 | 23.46 | 15.43 | 27,544,515 |
| Q2 | 42.80 | 26.91 | 15,849,432 | 27.86 | 17.00 | 55,054,675 |
| Q1 | 53.25 | 31.25 | 19,543,363 | 35.13 | 20.00 | 63,575,994 |
| 2000 | | | | | | |
| Q4 | $ 105.00 | $ 41.95 | 21,703,537 | $ 69.38 | $ 28.00 | 97,846,728 |
| Q3 | 119.00 | 82.50 | 13,356,364 | 80.19 | 56.00 | 69,538,474 |
| Q2 | 115.00 | 62.00 | 9,237,936 | 77.31 | 40.63 | 55,298,085 |
| Q1 | 115.00 | 72.00 | 12,485,109 | 80.00 | 49.88 | 58,392,762 |

**The last reported sale price of the common shares on The Toronto Stock Exchange and on The Nasdaq Stock Market on February 28, 2002, was $28.60 and U.S.$17.78, respectively.**

**As of February 28, 2002, there were 411 registered holders of the common shares of the Company, 264 of whom were residents of the United States. Of the total 68,141,615 common shares outstanding, the portion held by registered holders resident in the U.S. was 20,527,080 or 30.1%.**

## CORPORATE DIRECTORY

### DIRECTORS

**E. DUFF SCOTT**[2,4,5]
President, Multibanc NT Financial Group

**PAUL J. HASTINGS**
President and Chief Executive Officer, QLT Inc.

**PETER A. CROSSGROVE**[1,3]
Chairman, Masonite International Corporation

**JAN DLOUHY, Ph.D.**[1,2]
Retired Vice President, Licensing and Acquisitions, Medical and Agricultural Groups, American Cyanamid Company

**ANTHONY F. GRIFFITHS**[1]
Corporate Director

**RONALD D. HENRIKSEN**[3,4]
President, Advanced Research & Technology Institute, Indiana University

**JULIA G. LEVY, Ph.D.**[4]
Executive Chairman, Scientific Advisory Board, QLT Inc.

**JACK WOOD**
Executive Vice President, CSL Limited

### SENIOR MANAGEMENT

**PAUL J. HASTINGS**
President and Chief Executive Officer

**MICHAEL J. DOTY**
Senior Vice President and Chief Financial Officer

**MOHAMMAD AZAB**
Senior Vice President, Clinical Research and Medical Affairs

**ROBERT BUTCHOFSKY**
Vice President, Marketing and Sales Planning

**ALAIN CURAUDEAU**
Senior Vice President, Project Planning and Management

**EDWIN LEVY**
Senior Vice President, Corporate Development

**LINDA LUPINI**
Vice President, Human Resources and Administration

**LAWRENCE MANDT**
Senior Vice President, Quality and Regulatory Affairs

**JOHN NORTH**
Senior Vice President, Scientific Affairs and Chief Scientific Officer

**JANICE STASIUK**
Vice President, Finance and Information Systems

### CORPORATE HEADQUARTERS

**887 Great Northern Way**
**Vancouver, B.C. Canada V5T 4T5**
**Telephone: 604-707-7000**
**Fax: 604-707-7001**
**www.qltinc.com**

### REGISTERED AND RECORDS OFFICE

**Farris, Vaughn, Wills & Murphy**
**2600 – 700 West Georgia Street**
**Vancouver, B.C. Canada V7Y 1B3**

### TRANSFER AGENT AND REGISTRAR OFFICE

**Computershare Trust Company of Canada**
**Stock and Bond Transfer Department**
**510 Burrard Street**
**Vancouver, B.C. Canada V5C 3B9**

**For change of address, lost stock certificates and other related inquiries, please write to the above address.**

### INDEPENDENT AUDITORS

**Deloitte & Touche, Vancouver, Canada**

### STOCK LISTING

**The Company's Common Shares are traded on the Toronto Stock Exchange under the symbol QLT and on the Nasdaq Stock Market under the symbol QLTI.**

### FORM 10-K ANNUAL REPORT

**A copy of the Company's Form 10-K Annual Report, as filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, is available on our Web site at www.qltinc.com, www.sedar.com or upon request from:**

**QLT Inc.**
**Investor Relations Department**
**887 Great Northern Way**
**Vancouver, B.C. Canada**
**V5T 4T5**

### ANNUAL MEETING

**The Annual Meeting of Shareholders will be held at The Sheraton Wall Centre Hotel in Vancouver B.C. at 10:00 am on Thursday April 25, 2002.**

[1] Member of the Audit Committee
[2] Member of the Nominating Committee
[3] Member of the Executive Compensation Committee
[4] Member of the Sucession Planning Committee
[5] Chairman of the Board of Directors

Visudyne®, is a registered trademark of Novartis AG.
Photofrin®, is a registered trademark of Axcan Pharma Inc.

DESIGN: SAMATAMASON PRINCIPAL PHOTOGRAPHY: JAMES LABOUNTY CEO PORTRAIT: JONATHAN CRUZ PRINTING: H. MACDONALD PRINTING


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QLT INC.
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